MATRIA® HEALTHCARE

THE HEALTH ENHANCEMENT COMPANY™



2004 ANNUAL REPORT

REVENUES



in millions
$212.6
$252.3
$294.4

NET EARNINGS FROM CONTINUING OPERATIONS BEFORE UNUSUAL ITEMS



in millions
$0.3
$6.0
$11.5

NET EARNINGS PER DILUTED COMMON SHARE FROM CONTINUING OPERATIONS BEFORE UNUSUAL ITEMS



in dollars
$0.02
$0.39
$0.70

FINANCIAL HIGHLIGHTS FROM CONTINUING OPERATIONS

amounts in thousands, except per share data

Years ended December 31,	2004	2003	2002
Revenues	$294,382	$252,323	$212,612
Operating earnings [a]	26,454	22,607	14,886
Net earnings available to common shareholders [a]	11,466	6,010	263
Net earnings per diluted common share [a]	0.70	0.39	0.02

[a] Net earnings, operating earnings and earnings per share for 2002 and 2004 are before unusual items. A reconciliation of this non-GAAP financial measure is provided on page 35 of this annual report.

TRANSFORMING HEALTHCARE THROUGH TECHNOLOGY IS OUR STRATEGIC OBJECTIVE

Matria combines sophisticated technology, advanced informatics knowledge and compassionate clinical care to create integrated health solutions. Our technology identifies opportunities for early intervention allowing us to predict and prevent the onset of costly complications of medical conditions. We manage individuals diagnosed with chronic diseases or high-cost episodic conditions to improve their health, productivity and quality of life. We improve the efficiency and quality of care provided to employees and health plan members through our educational and preventive services, wellness programs, lifestyle support and condition-specific disease management programs. We offer solutions to employers, health plans, pharmaceutical companies and government healthcare programs. We are The Health Enhancement Company™. We are Matria Healthcare.

TO OUR SHAREHOLDERS:

Matria is achieving outstanding results in improving health status, clinical outcomes, and financial outcomes for our disease management clients. We believe this is a direct result of the significant investment and development initiatives we have made in our health enhancement technology platform, which we call TRAX™.

In this year's Annual Report, we will emphasize the strategies and initiatives driving our Health Enhancement business. For some time, our strategic focus has been on the growth and expansion of our Health Enhancement business and in particular, our disease management programs and related services. We believe that our outstanding disease management cost savings and clinical improvements for our employer and health plan clients are the result of the sophistication and flexibility of TRAX. Therefore, much of the content of this Annual Report will focus on the health enhancement and disease management component of Matria's operations and on how the exceptional capabilities of our proprietary TRAX technology platform is helping us improve health outcomes.

We also provide insight into the new initiatives for healthcare improvement through technology emanating from the Bush Administration and the Department of Health and Human Services (HHS). These technology initiatives are consistent with Matria's vision for healthcare improvements. With our advanced technology capabilities and our successes in providing health and financial outcomes for our clients, we are in a unique position to capitalize on the emerging transformation of the healthcare system. We believe it is relevant to provide our shareholders with our vision of how these factors could positively impact the future of Matria Healthcare.

Looking Back at 2004

Although 2004 started off with a first quarter disappointment from one of our divisions, management maintained its confidence in our capabilities to meet our forecasted revenue and profits for the year. Those forecasts were achieved as we recorded net earnings growth from continuing operations before unusual items of 91% for the year. As we progressed through the year, the high growth rate associated with our disease management services began to have a stronger influence on our operating performance. In 2005, we expect to continue to show increasing profitability along with our growth in revenues.

Of significance in 2004 was the sale of our Pharmacy and Supplies business on June 30, 2004. Although we had built a solid business providing diabetes supply services as an adjunct to our disease management services, in light of the many growth opportunities we had with our disease management services, we felt that we could not continue to devote management focus and financial resources to the supplies business. Therefore, we found an organization that had a similar business with excellent management that could capture synergies from the combination.

The sale of our Pharmacy and Supplies business reduced our financial leverage and unlocked some of the significant value that we have built in our subsidiaries. More importantly, the divestiture increased our financial flexibility and allows management to focus on strategic opportunities that are developing around disease management, case management, wellness and lifestyle support, and absence management. These are all components of health enhancement, which employers and health plans are seeking to add to their benefit programs to support the health, well-being and productivity of their employees and plan members.

On June 30, 2004, we also completed the funding of a tender offer and repurchased $120 million, which was substantially all





Parker H. "Pete" Petit (left)
Chairman of the Board and
Chief Executive Officer

Thomas S. Hall
President and
Chief Operating Officer

of our former 11% Senior Notes. With the sale of our Pharmacy and Supplies business and the repurchase of our Senior Notes, we improved our cash position and significantly deleveraged our balance sheet. This placed Matria in an ideal position to pursue our strategic plan to capitalize on the developing opportunities for expanded disease management and health enhancement programs and services.

During 2004, we announced that Matria was awarded 20 new disease management accounts. These new disease management accounts included 14 self-insured employers, three health plans, two state government employers and one third party administrator. In the first quarter of 2005, we announced the award of an additional six new disease management accounts, five of which were awards of business from large self-insured employers and one of which was awarded from a third party administrator.

Our sales opportunities continue to expand at a substantial rate. The sales opportunities consist not only of employers, health plans and third party administrators, but also biopharma companies that are looking to disease management programs as a means to improve the medical outcomes of patients utilizing certain complex pharmaceuticals. In addition, we are exploring international opportunities for disease management services.

Looking Ahead in 2005

On December 15, 2004, we announced our outlook for 2005 with expectations for a 61% growth in earnings per share from continuing operations and 15% growth in revenues. Our 2005 growth in profits and revenues primarily will be generated from our Health Enhancement segment, and in particular, through our disease management business. Our forecasted growth is fueled by our expectations for a 53% growth in 2005 revenues from the disease management component of the Health Enhancement segment, 4% revenue growth from Facet Technologies and 17% growth in revenues from our foreign diabetes service operations based in Germany. We expect the Women's and Children's Health segment's 2005 revenues to be level with 2004.

Many large and mid-tier employers are coming to the conclusion that disease management is an optimal solution for controlling their rising self-insured medical costs. In addition, to ensure consistency of services and outcomes across all employees and dependents, employers with multiple health plans are increasingly choosing to contract directly with one independent disease management partner.

Our market intelligence indicates that the rate of demand for disease management programs will increase during 2005 as self-insured employers begin to quantify the added productivity impact that disease management can have on their organization. In addition to reducing the employer's healthcare costs by enhancing the health of their employees with chronic diseases, these employers will also realize significant gains in productivity due to reduced absenteeism and presenteeism.

Matria is beginning to leverage the compelling outcomes and returns on investment (ROI) that our disease management programs have produced for our employer clients. As those employers who have not already implemented disease management programs become aware of the results

We believe the delivery of information-rich outcomes and the underlying technology that produces these outcomes are a significant barrier to entry in the disease management market.

of Matria's programs, we are confident that we will experience accelerated demand for our services.

We are especially pleased with our demonstrated ability to simultaneously implement multiple new disease management accounts in a routine fashion. This capability is and will continue to be of great value to us as employers reach out to Matria to be their "one-stop-shop" for comprehensive health enhancement programs.

Employers and health plans are also aggressively pursuing ways to encourage healthy lifestyles and reduce lifestyle-related healthcare costs. To address this demand for a total continuum of care, on April 1, 2005, we completed the acquisition of the business of Miavita LLC, a leading national provider of on-line health and wellness solutions.

Miavita® has developed a proprietary suite of interactive programs that help individuals take active roles in improving their health and quality of life. Miavita's Healthy Living Programs are delivered on the Internet and tailored for each individual user, based on personal taste, health risk and lifestyle. Users select from customized programs that address healthy weight loss and long-term weight management, nutrition and diet, exercises for improving fitness, strategies to relieve and manage stress and science-based lifestyle changes. Other customized programs include strategies for managing the risk factors that lead to chronic diseases and other preventable conditions, healthy aging, cancer fighting, healthy heart, diabetes fighting and smoking cessation.

Health and wellness programs can be effective components of successful disease management and overall health enhancement. Miavita's web-based programs will be complemented by Matria's clinical management capabilities and combined with Matria's sophisticated health risk assessment tool to provide a "one-stop-shop" continuum of care to our clients. Miavita's programs will also be integrated with Matria's technology platform, enabling the measurement of outcomes across the entire care continuum.

Health Information Technology

The Bush Administration and the Department of Health and Human Services have issued a clear mandate to make the creation of a national electronic health information infrastructure a national priority. A ten-year plan has been formulated for our country to have in place for every American an electronic health record (EHR) that is always current and always available to the treating physician and other health professionals.

This far-reaching initiative will increase the efficiency and effectiveness of our healthcare system by improving the flow and quality of clinical information available to physicians, their patients, and those entities responsible for healthcare payment in both the private and governmental sectors.

A key long-term strategic initiative supporting Matria's health enhancement services was the development of an advanced information technology platform to provide the connectivity and integration necessary to collect claims, pharmaceutical, lab, clinical and administrative information, and create an EHR for our disease management patients and their respective treating physicians. We designed the architecture of our system to accomplish the assimilation of huge amounts of data and to process that data through clinical and administrative work rules.

Matria's advanced TRAX technology and our EHR capabilities should provide a competitive edge as the adoption of the emerging EHR standards and requirements unfold.

The Era of Informatics

With the heightened emphasis on credible and meaningful outcomes, the science of disease management Informatics has come of age. Under the guidance of Dr. Marty Olson, our Corporate Vice President of Informatics, our Information Technology and Informatics teams have assembled a comprehensive, industry-leading approach to medical Informatics that is delivering previously unavailable outcomes and clinical knowledge to our clients.

Our proprietary TRAX technology is the unifying disease management application that supports the work of our Informatics Department. Utilizing our TRAX applications and Enterprise Data Warehouse, Informatics has given Matria the ability to operate our disease management business more effectively, create continuous quality improvement processes and report to our clients at a level of detail that is unmatched in the industry.

Matria Informatics enables our clients to see the connection between "Service Indicators," such as call volume, nurse counseling activities and patient education, and the resultant improvement in "Clinical Performance Indicators." Those improved "Clinical Performance Indicators," such as increasing the percent of patients prescribed and compliant with the appropriate treatment, result in healthier patients and improved "Utilization Performance Indicators" (e.g., reduced ER and hospital utilization). We are able to report on these indicators, by client, by quarter, by disease, with *comparisons to the baseline. Finally, the richness of the data* allows us to report total claims costs throughout the program and compare those claims costs to the baseline, pre-program period.

Through Informatics we learn what is working from a health benefit standpoint. Employers and health plans alike benefit from our ability to profile providers and identify networking, contracting and plan design improvement opportunities. Informatics utilizes the enormity of its data to create and communicate the knowledge we learn from our disease management processes, and most importantly, Informatics enhances the value of our disease management programs.

Our Market Leadership

While the disease management segment of healthcare has grown rapidly over the last five years, it is still relatively early in its development. Disease management is causing a paradigm shift in the way healthcare will be delivered in this country. As such, successful providers must make significant investments to deliver meaningful outcomes. We believe that Matria has already made many of those investments. Our experience and vision should allow Matria to make continual progress in building our leadership position in this very beneficial area of healthcare.

We have achieved full compliance with the requirements of Sarbanes-Oxley. Considering the Company's rapid growth and the addition of significant information systems, we believe the timely and successful completion of these requirements is especially noteworthy. Our controls are extremely sound, and we have allocated the necessary resources to ensure ongoing achievement of these requirements.

We thank you for your continued interest and support as our shareholders. We also wish to thank our employees and management for their extraordinary effort and commitment to our activities, and our Board for their advice and wisdom.

Sincerely,

Parker H. "Pete" Petit
Chairman of the Board and Chief Executive Officer

Thomas S. Hall
President and Chief Operating Officer



Disease management represents the application of technology and quality improvement principles to the delivery of healthcare services.

USING TECHNOLOGY TO IMPROVE PATIENT CARE

Matria's disease management programs are built on TRAX, the industry's most sophisticated and advanced technology platform, which sets the standard for connectivity, integration, clinical management, predictive intelligence and outcomes measurement.

TRAX integrates information from multiple sources, including claims data, pharmacy prescriptions, lab results, emergency room visits, hospitalization and patient reported data. From this information, an electronic patient record is developed and accessed by clinicians as they interact with patients, allowing them to provide more informed medical counseling and guidance.

Most importantly, instant access to all relevant, timely and recent medical information allows patients and Matria's healthcare professionals and physicians to make the best decision regarding an individual's healthcare needs. By combining the human touch of experienced clinicians with the ability to access a patient's medical record, Matria maximizes the potential for cost savings and improved outcomes in its disease management process.

TRAX is the starting point for the patient's electronic record. Our TRAX system enables both the collection and the delivery functions for our health enhancement process. TRAX collects disparate data and delivers integrated information. When we apply that information to the business, it becomes the knowledge that allows us to make improvements to the clinical processes.

From the initial risk assessment to outcomes reporting, TRAX builds an electronic health record of the patient.

Participant Identification
TRAX seamlessly integrates massive quantities of data from multiple disparate healthcare sources to identify and enroll at-risk individuals who can benefit from a disease management or case management program.

Assessment
Matria conducts a telephonic multi-condition risk assessment and enters that data into TRAX. The system validates key conditions, identifies any undisclosed conditions or co-morbidities and performs a core assessment.

Risk Modeling & Stratification
TRAX stratifies the participant population into levels of severity in order to provide the appropriate level of support to each participant. Matria's sophisticated predictive modeling tools turn raw claims data into approximately 100 clinically and statistically meaningful inputs. Information is analyzed in order to anticipate which patients are at risk of a significant health event and might need early intervention to prevent future high-cost medical events.

Patient Education
TRAX is integrated with Matria's On-Demand Publishing department to send educational materials to each patient. Risk-specific materials are customized to address the recipient's needs.

Patient Compliance
TRAX supports medication management and the monitoring and evaluation of patient compliance on a continuous basis. Patient compliance is measured against national clinical and quality standards for the specific condition. Interventions, education and follow-ups are triggered by assessment data.

Intervention Management
TRAX develops a customized intervention management plan to help participants comply with their doctor's plan of care. Individualized plans reflect the medical issue, the individual's perception and willingness to change, specific goals, action items and a schedule to monitor compliance. The entire workflow is managed by TRAX.

Reporting
TRAX generates a broad range of reports for program management, clinical decision-making and strategic evaluation by employers, health plans and physicians. Clinical and administrative reports are available on-line 24/7 through a secure login process. Matria's reports include: clinical reporting, activity reporting, outcomes measurement, satisfaction reporting, management reporting and HEDIS reporting.

THE MATRIA HEALTH ENHANCEMENT AND INFORMATICS PROCESS

DATA INTAKE

Integration of Claims, Lab, Pharmacy, Utilization and Health Risk Assessment data

INFORMATICS DATA SERVICES

Establishment of baseline, loading & testing files, loading data to raw tables and mapping to standard, certification of standard, certification of data sets and completion of predictive modeling

DISEASE MANAGEMENT PROCESSES

Identification, assessment, stratification, enrollment, education, clinical intervention, compliance management and delivery of continuous information exchange among Matria professionals and patients and their physicians

INFORMATICS ANALYSIS

Analysis of data & generation of reports; measurement of Operations Performance Indicators, Clinical Performance Indicators, Utilization Performance Indicators, Financial Performance Indicators; and recommendations for health and cost improvements

INTERNAL PROCESSES FOR CONTINUOUS QUALITY IMPROVEMENT

CLIENT REPORTING

Employers and health plans

INFORMATICS KNOWLEDGE

Sharing of knowledge with providers and clients to continually redesign and improve health enhancement programs

EMPLOYER OR HEALTH PLAN

Improve health plan design & incentives; institute additional programs/services; refine policies

PHYSICIAN

Facilitate information, exchange; improve carepath & clinical protocols

PATIENT

Facilitate education and compliance

HEALTH AND PRODUCTIVITY IMPROVEMENTS AND MEDICAL COST REDUCTIONS

TRAX TECHNOLOGY PLATFORM

Matria's TRAX technology platform integrates the patient data received from external sources and combines it with the patient data collected by our healthcare professionals to create an Electronic Health Record (EHR). The EHR facilitates the patient-nurse-physician team's use of best clinical practices with superior processes and outcomes of care. Matria's comprehensive approach took numerous years to develop, and required the intellectual property accumulated over the Company's three decades of healthcare experience, along with a substantial investment of financial capital.



GENERATING AN ELECTRONIC HEALTH RECORD AND DELIVERING A TOTAL HEALTH ENHANCEMENT SOLUTION

Properly conducted disease management is a massive data management and mass customization process. Matria's TRAX technology and Informatics Department are the foundation of the Company's health enhancement programs upon which Matria's skilled clinicians deliver targeted and effective health enhancement solutions. TRAX drives the health enhancement process from initial data intake through outcomes measurement and reporting.

In order to maintain our comprehensive data warehouse, we have assembled a world-class team of Technology and Informatics professionals to manage the enormous influx of data requiring thousands of data translation exercises every month. We continually add to our data warehouse the data we directly collect from individuals through our ongoing clinical interventions. Combined, these sources comprise our electronic health record. With the knowledge we can gain from this data, and with the use of our Informatics tools, we can help transform the healthcare delivery process.

We believe that the combination of Matria's proprietary TRAX technology with our Informatics capabilities places the Company's disease management programs on a level that is unmatched in the industry. Matria's disease management programs are involved in a continual quality improvement process. Informatics performs both outcomes measurement and outcomes management. Not only is our Informatics information used to measure the outcomes from interventions, but also the knowledge gained from Informatics is continually used to refine and improve our existing clinical programs and interventions. In our outcomes management process, Informatics evaluates the impact of interventions on individuals and disease populations and develops new methods, redefines clinical protocols and establishes new principles.

This process of management, measurement and evaluation is focused on the continued enhancement of our disease management programs. We help achieve unparalleled best practices and continually improve the capabilities of our disease management programs through the sharing of acquired knowledge with our clinical management, with the patients and their physicians and with our clients. When combined with the right clinical interventions, the result is a significant improvement in clinical and financial outcomes.

Matria's TRAX technology platform provides the integration and connectivity capabilities and forms the sole mechanism where all of the patient's data from multiple sources can be channeled to our comprehensive suite of disease management applications. Matria's broad offering of programs addresses the full continuum of care ranging from wellness programs, chronic disease management programs, programs for the management of high-cost episodic conditions, programs for acute condition management and catastrophic case management programs.

Matria's Total Health Enhancement Solution brings together the full array of programs necessary to support the health, well-being and productivity of employees and health plan members. We have assembled a solution that gives employers and health plans a "one-stop-shop" partner to manage the full continuum of care. Also embedded in our care continuum are programs that address health awareness and lifestyle support, productivity improvement, targeted behavior modification, navigational support of the healthcare system and patient advocacy.

NCQA

January 15, 2003
through January 15, 2006

URAC

ACCREDITED
HEALTH UTILIZATION
MANAGEMENT



Outreach Channels & Needs Identification
CARE ADVOCATE
NURSELINE
MIAVITA ON-LINE
HEALTH RISK ASSESSMENTS
CLAIMS IDENTIFICATION
EMPLOYER HUMAN RESOURCE
HEALTH PLAN/CASE MANAGEMENT
SELF REFERRAL
PHYSICIAN
ABSENCE MANAGEMENT

MATRIA TOTAL HEALTH ENHANCEMENT SOLUTION

INTEGRATING HEALTH, PRODUCTIVITY AND DISEASE MANAGEMENT



Technology Platform
Customized Solutions
TRAX APPLICATIONS
DEMAND MANAGEMENT
24/7 Nurse Triage
Decision Support
Education
Healthcare System Navigation
WELLNESS PROGRAMS
Smoking Cessation
Healthy Lifestyle
Healthy Aging
Weight Loss
Nutrition/Diet
Stress Management
Exercise/Fitness
Risk Factors for Chronic Diseases
DISEASE MANAGEMENT PROGRAMS
Diabetes
Low Back Pain
Asthma
Chronic Pain
Depression
End Stage Renal Disease
Chronic Obstructive Pulmonary Disease
Coronary Artery Disease
Congestive Heart Failure
Obesity
High-Risk Pregnancy
40 Site-Specific Cancer Programs
CASE MANAGEMENT
Neonatal Intensive Care Unit
Disabilities
Complex and Rare Disorders
Acute Episodes and Trauma

TURNING DATA INTO KNOWLEDGE

Medical Informatics has become a crucial component for producing continuous improvement in disease management outcomes because it is essentially the application of the scientific method to the evaluation of healthcare interventions and outcomes.

Matria's Informatics Department measures medical costs, pharmacy costs, length of hospital stays, use of emergency room facilities and numerous physiologic and psychosocial parameters that serve as markers of clinical status, quality of life and functional status and recidivism.

The data management process is monumental and serves as the backbone of quality disease management. Many disease management providers have not fully comprehended its magnitude and complexity, particularly for employers.

As more employers are turning to disease management as a solution to escalating healthcare costs, the process for measuring and reporting credible outcomes has become extremely important. The healthcare system is coming into the era of disease management Informatics. There will be more and more emphasis on outcomes ... the key information and results that are being produced through disease management programs. There will also be greater emphasis on peer-reviewed scientific publications of these outcomes, and independent review by data analysis firms.

Matria's Information Technology and Informatics departments have been laying that foundation since we started our disease management program. Without a state-of-the-art integrated information infrastructure, it would be very difficult to build a comprehensive electronic patient data management system – an absolute necessity for achieving maximum health outcomes that result in optimal financial outcomes.

Matria Informatics manages the reporting and discovery activities relative to our data. These include the routine reporting of outcomes to our clients as well as the continuous process for exploring our databases for new information that can reveal emerging trends and future adverse health-related events for our clients.

Matria processes for Continuous Quality Improvement is driven by our Informatics Department which leverages our data warehouse. At Matria, we are continually studying how to use the knowledge from the outcomes measurement process to improve overall healthcare processes.


MATRIA
INFORMATICS



During 2004, health information technology came to the forefront as a primary driver in the transformation of the nation's healthcare system.

ALIGNING WITH THE "DECADE OF HEALTH INFORMATION TECHNOLOGY"

It began with President Bush's Executive Order in April 2004 establishing a ten-year plan to build a national electronic health information infrastructure, followed by the appointment of Dr. David Brailer as the first National Health Information Technology Coordinator. In July 2004, the initiative escalated as Health and Human Services Secretary Tommy Thompson launched his plan "The Decade of Health Information Technology: Delivering Consumer-Centric and Information-Rich Healthcare" and established the steps that will be required to fulfill the vision of the national health information network and build an Electronic Health Record (EHR) for every American.

The Department of Health and Human Services views the marriage of information technology and healthcare and its by-product, the EHR, as the framework for the transformation of healthcare. A substantial portion of the EHR requirement is directly dependent on the use of technology and processes such as those Matria utilizes to achieve improved clinical and financial outcomes in our disease management programs. There are numerous areas where our TRAX technology is already addressing some of the needs outlined by the Department of Health and Human Services.

One of the primary inefficiencies in the American healthcare system is the lack of connectivity and integration of healthcare information. An individual's health information is stored in numerous formats, predominantly paper as opposed to digital, and in numerous locations. Today, when a physician has a clinical encounter with a patient, they typically do not have access to timely and relevant medical information. Consequently, during the patient encounter, the physician and patient are trying to communicate without optimal information and data. As a result, clinical tests are often duplicated and clinical decisions are frequently made without adequate information. In addition, there is very little time available for patient education and coaching, and as a result, the patient often leaves the medical appointment uninformed in terms of their own required actions and alternatives. When timely and accurate clinical information is not available, both the physician and the patient may make non-optimal decisions.

The assimilation of massive amounts of data through the advanced connectivity and integration capabilities of TRAX, combined with process management capabilities, allows Matria's disease management services to provide a current solution to many of these inefficiencies. When an individual is enrolled in one of Matria's disease management programs, Matria engages the individual as well as their physicians in the process. An electronic clinical record is built within the TRAX system so that all the data and information that is developed in the process of providing disease management services resides in one database.

Within the framework of the federal data security regulations, this information is available to the patient, the patient's physician, and certain other medical professionals in the healthcare process. When Matria nurses have a telephonic clinical encounter, they often have more information available to them than does the individual's physician. However, as part of our processes, we periodically transfer patient data and information to the physician on a secure basis. As a result, when patients being managed by Matria have a clinical encounter with their physician, both the physician and the patient have access to information from their clinical electronic record stored in TRAX.

We believe Matria has taken the first steps towards many of the goals set forth by the Department of Health and Human Services, and we look forward to the impact that these federal initiatives will have on connectivity and integration requirements as a means to further improve the effectiveness of the healthcare system.

"The benefits that all of us could reap from health information technology are simply too great to put off any longer. The health care sector needs to run, not walk, toward realizing this potential. Health information technology can not only improve care for our patients and offer better support for our health professionals, but it can also make health care more cost-effective and improve our public health."

– Tommy G. Thompson, Secretary, United States Department of Health and Human Services

"President Bush has identified health information technology as one of the most important technology areas for America's future."

– David J. Brailer, M.D., Ph.D., National Coordinator for Health Information Technology

"As long as you're in a paper-based system, people are going to die. Paper kills. I can't say it simpler than that."

— Newt Gingrich, Former Speaker of The House, United States House of Representatives

"We've got 21st-century medical practices but a 19th-century paperwork system."

— George W. Bush, President of The United States

PRODUCING IMPROVED CLINICAL AND FINANCIAL OUTCOMES

Over the last several years, numerous FORTUNE 1000 employers began to implement comprehensive disease management services covering several disease states. Matria was awarded a number of those contracts, and as the data became available, we began to formally audit, analyze and report our clinical and financial results.

These results have been compelling and some have been reported at healthcare conferences. Since our TRAX technology platform provides real time data and information, we are able to rapidly assess the progress that is being made with all our clients. As soon as the majority of claims is received for a reporting period, our clinical and financial outcomes analyses can be completed.

Earlier, our outcomes data were related to the programs that Matria had established with health plans. Beginning in 2003, we began to produce outcomes on large employers.

The outcomes that we are currently achieving for employers contracted directly with Matria are even higher than those that we have achieved for our earlier clients. We are still analyzing this phenomenon; however, it appears that when the employer or the health plan is proactive in the promotion of their programs, their employees or members are more motivated to respond to a disease management program, participation rates are higher and the participant's commitment seems to be more intense.

Our employers are realizing very strong ROIs and most encouraging is the fact that these ROIs are realized very early in a new program. Our results show that the ROI develops in the first quarter after enrollment.

As an example of some FORTUNE 1000 companies offering Matria's programs for multiple diseases, including diabetes, congestive heart failure, coronary artery disease, asthma, depression and cancer, outcomes are presented on the following page. With each of these employers, the return on investment was 7 to 1 or greater. Client A achieved a 12.4% cost savings over the previous year (unmanaged base period) on those employees and dependents with the chronic diseases that were being managed. Client B also included our cancer care management program for their employees. With the inclusion of this program along with the programs to manage chronic conditions, Client B achieved a 23.4% cost savings for their managed population and the ROI was elevated to 10.22. Client C achieved a 27.6% cost savings for the employees and dependents with the chronic diseases under Matria's management.

The decision to implement disease management programs for an employer or health plan generates early and significant financial benefits in addition to the improvement of the general health of the managed population.

CLIENT ROI PROFILES	CLIENT A	CLIENT B	CLIENT C
CLIENT TYPE	Employer	Employer	Employer
TOTAL COVERED LIVES	264,000	22,000	67,000
PERCENTAGE SAVINGS FOR MANAGED POPULATION	12.4%	23.4%	27.6%
ROI	7.01	10.22	7.93

FINANCIAL REVIEW

SELECTED FINANCIAL DATA
IN THOUSANDS, EXCEPT PER SHARE DATA

The 2004 results from continuing operations include the effects of certain unusual items incurred by the Company in the second quarter of 2004. The unusual items reflected in continuing operations for the year consists of charges of $23.8 million, or $14.7 million, net of taxes, resulting primarily from the retirement of $120 million in aggregate principal amount of the Company's 11% Senior Notes. Excluding these unusual items, earnings from continuing operations for the year ended December 31, 2004, were $11.5 million, or $0.70 per diluted common share. A reconciliation of this non-GAAP financial measure is provided on page 35 of this annual report.

Included in 2004 earnings from discontinued operations are unusual items related primarily to the gain of $51.8 million, or $30.9 million, net of taxes, from the sale of the Company's Pharmacy and Supplies business. Discontinued operations are shown in the Company's Consolidated Statements of Operations on page 37 of this annual report.

The following sets forth selected consolidated financial data with respect to the Company's operations. The data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes thereto. The statement of operations data for the five years ended December 31, 2004 and the related balance sheet data have been derived from the audited consolidated financial statements of the Company.

Years Ended December 31,	2004	2003	2002	2001	2000
Consolidated statements of operations data:					
Revenues from continuing operations[1]	$294,382	$252,323	$212,612	$208,944	$200,933
Earnings (loss) from continuing operations[2][3][4][5][6]	(3,214)	6,010	(15,040)	5,112	12,978
Earnings (loss) from continuing operations per common share:					
Basic	$ (0.21)	$ 0.40	$ (1.08)	$ 0.30	$ 0.68
Diluted	(0.21)	0.39	(1.08)	0.30	0.65

December 31,	2004	2003	2002	2001	2000
Consolidated balance sheets data:					
Total assets	$304,482	$333,482	$291,407	$260,623	$268,850
Long-term debt, excluding current installments	85,751	121,005	118,215	114,575	76,996
Redeemable preferred stock	–	–	–	–	41,446

[1] Revenues in 2002, 2003 and 2004 included Quality Oncology, Inc., acquired September 2002. See Notes to Consolidated Financial Statements included herein.

[2] Other expense for 2004 included a $22,886 charge resulting from the retirement of $120 million in aggregate principal amount of the Company's 11% Senior Notes. See Notes to Consolidated Financial Statements included herein.

[3] In 2002, the Company recorded a charge of $14,247 in connection with the termination and restructuring of its split-dollar life insurance plan. See Notes to Consolidated Financial Statements included herein.

[4] As a result of implementing Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in January 2002, the Company discontinued amortization of goodwill. Amortization of goodwill was approximately $8,224 and $8,205 in 2001 and 2000, respectively.

[5] Restructuring charges in 2000 of $1,599 related to costs of exiting the clinical patient records software business.

[6] Other income for 2000 included a gain on the sale of short-term investments of $6,077.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the other financial information and consolidated financial statements and related notes appearing elsewhere in this Annual Report. The discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2004. The historical results of operations are not necessarily indicative of future results.

EXECUTIVE OVERVIEW

We provide comprehensive, integrated health enhancement services and related products that offer cost-saving solutions for many of the most costly medical conditions and chronic diseases, including diabetes, cardiovascular diseases, respiratory disorders, obstetrical conditions, cancer, obesity, depression, chronic pain and hepatitis C. We seek to improve patient outcomes and lower healthcare costs through a broad range of disease management programs and direct clinical services. We emphasize a multidisciplinary approach to care that involves our clinicians working with physicians to oversee the adherence to treatment plans. We focus on the management of patients between visits to their physician, the improvement of the patient's compliance with the physician's care plan and the avoidance of controllable and costly events, such as emergency room visits and hospital admissions. To serve this critical aspect of patient care, we have invested heavily in disease management information technology, care center infrastructure and a national network of skilled multidisciplinary clinicians.

We provide services to self-insured employers, private and government-sponsored health plans, pharmaceutical companies and patients. Our employer clients are primarily Fortune 1000 companies that self-insure the medical benefits provided to their employees, dependents and retirees. Our health plan customers are regional and national health plans, as well as government-sponsored health plans, such as state Medicaid programs.

We have two reportable business segments: Health Enhancement and Women's and Children's Health.

- **Health Enhancement** At December 31, 2004, our Health Enhancement segment was comprised of our disease management business, our foreign diabetes business and Facet Technologies, LLC ("Facet"), our diabetes product design, development, assembly and distribution operation.

  The disease management component of our Health Enhancement segment currently offers disease management services to employers and health plans for diabetes, cardiovascular disease, respiratory disorders, cancer, obesity, depression, and chronic pain. We began our disease management business in 1998, focusing initially on respiratory disease management, and in 1999, we added diabetes disease management. In 1999, we acquired our former pharmacy and supplies business, as well as Facet. In 2002, we developed programs for cardiac, depression and chronic pain disease management and expanded into cancer disease management with the acquisition of Quality Oncology, Inc. ("QO"). In 2003, we launched an initiative to offer disease management services through pharmaceutical corporations in support of complex drug therapies and began to offer disease management services for hepatitis C. In 2004, we added obesity to our disease management programs.

  Our health enhancement programs seek to reduce medical costs and improve patient care for the chronically ill as well as those who are at the highest risk for significant and costly episodes of illness. We use our proprietary technology platform, which we refer to as TRAX™, to identify patients with the potential for high-cost events and to proactively manage the care of the patients identified. We help these individuals take more responsibility for their disease and avoid expensive medical events. Cost savings generally are realized through a reduction in emergency room visits and admissions to the hospital and shorter hospital stays. Our programs, which were developed in accordance with national clinical standards, are designed to increase patient compliance with the physician's plan of care.

  Effective October 1, 2003, we purchased certain assets of Options Unlimited Comprehensive Rehabilitative Services, Inc., now Matria Case Management, a company specializing in case management for health plans, third-party administrators and employers. We have integrated this company's case management services with our existing disease management services and are offering these services to employers and health plans.

  The disease management programs serve patients in the United States through our facilities in Atlanta, Georgia; McLean, Virginia; Sunrise, Florida; El Sequndo, California; Houston, Texas; and Huntington, New York.

  Our foreign diabetes division provides diabetes products and supplies and certain value-added services directly to patients in Germany through its main facilities in Neumünster and Dresden, Germany and depots maintained in physician offices and clinics. Most revenues are received directly from the German national healthcare system.

Our Health Enhancement segment also includes Facet, a leading designer, developer, assembler and distributor of products for the diabetes market, which we acquired in 1999. Facet has 30% to 50% of the world market share in each of the three major product lines used by patients with diabetes to obtain blood samples for testing blood glucose levels: standard lancets, lancing devices and safety lancets. Facet operates from facilities in Marietta, Georgia; McDonough, Georgia; and Northhampton, England. Its products are shipped primarily to North and South America, Europe and Asia.

On June 30, 2004, we completed the sale of substantially all of the assets, excluding trade and certain other receivables, of our domestic direct-to-consumer pharmacy and supplies business. As part of the transaction, the Company and the buyer entered into a strategic relationship whereby the buyer will provide diabetes and respiratory supplies to our disease management customers. As part of the sale, the buyer had the option to buy Matria Labs, Inc., a direct-to-consumer laboratory business, for $1. The purchase option expired, unexercised, in November 2004. The Company had previously made the decision to exit the lab business in the event buyer did not exercise the purchase option. As a result of the sale of the domestic pharmacy and supplies business and the discontinuance of the lab business, the accompanying consolidated financial statements reflect the operations of these divisions as discontinued operations for all periods presented.

- **Women's and Children's Health** Our Women's and Children's Health segment offers a wide range of clinical and disease management services designed to assist physicians and payors in the cost-effective management of maternity patients. The segment manages patients with gestational diabetes, hypertension, hyperemesis, and anticoagulation disorders, as well as patients experiencing or at risk for preterm labor. In addition, this segment recently launched a strategic initiative to provide services for children through neonatal intensive care case management. In connection with this initiative, in 2004, we changed the name of our Women's Health segment to Women's and Children's Health. Our Women's and Children's Health segment is headquartered in Marietta, Georgia and has 39 sites of service throughout the United States, seven of which are monitoring centers. All 39 sites are fully accredited as home care organizations by the Joint Commission on Accreditation of Health Care Organizations. In addition, the segment has two after-hours centers. Most revenues are received directly from the patient's health plan.

Industry Factors

Total healthcare spending in the United States is expected to exceed $1.9 trillion in 2005, with predictions that healthcare spending will increase to $3.3 trillion in 2013. According to the Centers for Disease Control, a majority of that spending is attributed to the more than 125 million Americans suffering from chronic diseases. In particular, patients with chronic conditions account for 96% of all home healthcare visits, 88% of all prescriptions, 76% of all in-patient hospital stays and 72% of all physician visits. Moreover, healthcare spending to treat chronic diseases is rapidly rising due to noncompliant patients, uninformed patients who select expensive drug therapies, lack of coordinated systems and protocols to track and follow-up with high-acuity patients and the inability of medical professionals to fully address the day-to-day challenges faced by their patient populations. All of these trends are causing healthcare industry participants to focus on solutions that lower costs through improved patient health and outcomes.

Employers are especially affected by these trends. In addition to double digit increases in direct healthcare costs, employers are experiencing an increase in indirect costs associated with absenteeism and other lost employee productivity. The National Academy on Aging has found that chronic diseases are now recognized as a major source of lost productivity, estimating that the total dollar loss from chronic conditions ranges from $200 billion to $300 billion annually. Employers are seeking solutions to the impact healthcare is having on their profit margins and the additional financial burden being placed on their employees through increased premiums, co-pays, coinsurance and deductibles. Employers are more proactive in their management of healthcare costs and increasingly view disease management as a meaningful and effective tool to address their healthcare problems.

The Medicare program has also been significantly affected by the rising costs of healthcare due to the general aging of the population and the increased prevalence of chronic and high cost conditions among the elderly. Studies have shown that a relatively small number of beneficiaries with certain chronic illnesses – asthma, diabetes, congestive heart failure and related cardiac conditions, hypertension, coronary artery disease, cardiovascular and cerebrovascular conditions, and chronic lung disease – account for a disproportionate share of Medicare fee-for-service expenditures. Patients with these conditions typically receive fragmented care from providers at multiple sites and require repeated hospitalization. Pursuant to recent Medicare reform legislation, disease management demonstration programs will be established in ten regions of the country to test whether providing coordinated-care services to Medicare fee-for-service beneficiaries with complex chronic conditions can yield better clinical outcomes without increasing program costs. In addition, a number of states are pursuing disease management pilots in their Medicaid programs. Last year, the Centers for Medicare and Medicaid Services, or CMS, issued a release urging states to adopt disease management programs and announcing the availability of federal matching funding.

Business Strategy

Our goal is to further expand our position as a leading provider of disease management services. We seek to achieve this goal by pursuing the following strategies:

Capitalize on Our Position as an Industry Leader in the Disease Management Market We believe our extensive experience, established infrastructure and list of existing customers provide us a significant competitive advantage as we seek to capitalize on the growing market for disease management. We have more than 15 years of experience in providing disease management and related services. Our established infrastructure includes our proprietary TRAX™ technology platform, care center operations located throughout the United States, supply distribution channels and a national network of skilled multi-disciplinary clinicians.

Leverage Our TRAX™ Technology We will continue to make significant investments in TRAX™ in order to better identify patients for intervention and improve treatment plans for these identified patients. A major challenge of disease management programs is to link the design and monitoring of treatment plans with the actual clinical services and fulfillment of drugs and related supplies. We believe that our TRAX™ technology platform is uniquely capable of addressing this issue and coordinating both treatment objectives and treatment activities.

Further Penetrate All Key Segments of the Growing Disease Management Market We intend to expand our customer base within the employer, health plan, state and federal governments, and pharmaceutical markets.

- **Employers** We have identified this sector as a prime customer target as employers seek to improve employee productivity by reducing absenteeism and other forms of lost productivity.
- **Regional and National Health Plans** Although health plans have been in the medical management business for several years, they increasingly are seeking disease management as an opportunity to minimize medical cost inflation.
- **Medicaid** In August 2003, we entered into an agreement with Pfizer Inc.'s Health Solutions Group to provide disease management services to state Medicaid programs under contract with Pfizer. We believe this alliance represents a significant market opportunity.
- **Pharmaceutical Companies** We implemented a contract with Schering Plough Corp. to provide disease management services for patients infected with the hepatitis C virus. The program helps patients complete their individualized Peg-Intron therapy regimen, providing their best chance for achieving sustained viral response.

Continue to Expand Our Service Offering We believe that the ability to offer customers an integrated health enhancement solution of services across multiple chronic medical conditions is an increasingly important competitive requirement. We are continuously seeking to expand our product and service offerings. For example, we entered the cancer disease management field by acquiring Quality Oncology in 2002, and in 2003 we developed our depression and low back pain management programs, and expanded our case management services through the acquisition of Options Unlimited. In 2004, we added obesity management to our disease management services.

Cross-Selling Within Our Company We believe there is a significant opportunity to expand our disease management business by cross-selling other products and services to existing customers as they realize the cost savings and better patient outcomes that our programs provide.

While the magnitude of growth in new accounts provides us with challenges, we have an established framework for assisting employers and health plans in managing and integrating their disease management programs. We have expansion capacity in our care centers and have continued the rapid development of our TRAX™ technology platform and capabilities for the disease management processes and related connectivity and integration. We do not foresee any abnormal pricing pressure relative to our disease management programs over the next year.

Medical statistics indicate that one in eight births is preterm, with that number on the rise. Preterm delivery is the leading cause of neonatal mortality and birth-related morbidity and results in significantly higher cost than full-term pregnancies. Our Women's and Children's Health segment's services have proven effective in extending pregnancy and reducing costs. However, the reimbursement rates have been decreasing for certain services, and patient access to services that manage high-risk pregnancies has been reduced.

We have 29.8 million covered lives under all our contracts as of December 31, 2004 compared with 14.2 million and 7.2 million as of December 31, 2003 and 2002, respectively.

Components of Revenues and Expenses

Revenues Our Health Enhancement segment provides services through its patient service centers and designs, develops, assembles, packages and distributes diabetes products. Revenues for services are recognized when services are provided, and revenues from product sales are recognized when products are shipped. Our disease management services are billed and paid for primarily on the basis of (i) monthly fees for each employee or member enrolled in a health plan, (ii) each member identified with a particular chronic disease or condition under contract, (iii) each member enrolled in our program or (iv) a fixed rate per case. Billings for certain services occur in advance of services being performed. Such amounts are recorded as unearned revenues in the balance sheet, and revenues are recognized as services are performed.

Our Women's and Children's Health segment revenues are generated by providing services through patient service centers. Revenues from this segment are recognized as the related services are rendered and are net of contractual allowances and related discounts. Our clinical services business is reimbursed on a fee-for-service or per item basis.

In 2004, revenues from continuing operations were derived from the following types of customers and third-party payors: approximately 48% from direct payors (including corporations and health plans), 25% from third-party private payors, 22% from foreign healthcare systems and 5% from domestic government payors.

Cost of Revenues Cost of revenues consists primarily of clinical labor and supplies related to the provision of services, and cost of materials purchased and labor in the assembly and distribution operations.

Selling and Administrative Expenses Selling and administrative expenses include salaries, incentives, benefits and related expenses for personnel in sales, customer service and administrative activities, facility and marketing costs and legal, accounting and other professional fees.

RESULTS OF OPERATIONS

2004 Compared to 2003

The following table summarizes key components and variations in our financial statements to facilitate understanding of our results of operations. An explanation of the results follows the table.

AMOUNTS IN THOUSANDS

Years Ended December 31,	2004	2003	Variance	Variance %
Revenues	$294,382	$252,323	$42,059	16.7%
Health Enhancement	201,639	157,929	43,710	27.7%
Women's and Children's Health	92,768	94,423	(1,655)	(1.8)%
Cost of revenues	169,745	148,067	21,678	14.6%
% of revenues	*57.7%*	*58.7%*		
Health Enhancement	125,592	105,524	20,068	19.0%
% of revenues	*62.3%*	*66.8%*		
Women's and Children's Health	44,178	42,602	1,576	3.7%
% of revenues	*47.6%*	*45.1%*		
Selling and administrative expenses	95,898	78,236	17,662	22.6%
% of revenues	*32.6%*	*31.0%*		
Provision for doubtful accounts	2,550	3,413	(863)	(25.3)%
% of revenues	*0.9%*	*1.4%*		
Interest expense, net	9,793	13,842	(4,049)	(29.3)%
Other income, net	939	1,466	(527)	(35.9)%
Loss on retirement of 11% Senior Notes	(22,886)	–	(22,886)	N/M
Earnings (loss) from continuing operations before income taxes	(5,551)	10,231	(15,782)	N/M
Income tax benefit (expense)	2,337	(4,221)	6,558	N/M
Earnings (loss) from continuing operations	(3,214)	6,010	(9,224)	N/M
% of revenues	*(1.1)%*	*2.4%*		
Discontinued operations:				
Earnings (loss) from discontinued operations, net of income taxes	(658)	1,296	(1,954)	N/M
Gain on disposal of discontinued operations, net of income taxes	30,938	–	30,938	N/M
Net earnings	$ 27,066	$ 7,306	$19,760	270.5%

N/M – Not Meaningful

Revenues increased $42.1 million, or 16.7%, in 2004 compared to 2003. This increase resulted from strong growth in our Health Enhancement segment, where revenues increased $43.7 million, or 27.7%. The growth was attained primarily in the disease management component of this segment, which experienced a $23.3 million, or 80.1%, increase over 2003. The increase was primarily due to new disease management contracts and an increase in performance based revenues from existing contracts. Our foreign diabetes division revenues increased $10.4 million, or 19.5%, compared to 2003. In addition, Facet's revenues increased $9.8 million, or 12.9%, over the prior year, primarily due to higher sales volume. Revenues in our Women's and Children's Health segment decreased $1.7 million, or 1.8%, in 2004 compared to 2003, due primarily to a continued decline in the patient census for preterm labor management services and lower rates of revenue per day of service in 2004. Health plans have been limiting patient access to services that manage high-risk pregnancies.

Cost of revenues as a percentage of revenues decreased to 57.7% in 2004, from 58.7% in 2003. The cost of revenues as a percentage of revenues in our Health Enhancement segment decreased due to the improved margins in our domestic disease management services and the leveraging impact of higher revenues. The decreases in our Health Enhancement segment were partially offset by an increase in the cost of revenues as a percentage of revenues in our Women's and Children's Health segment. The Women's and Children's Health increase in cost of revenues as a percentage of revenues was primarily the result of a change in the patient drug therapy mix and lower rates of revenue per day of service in 2004.

Selling and administrative expenses increased $17.7 million to $95.9 million in 2004, compared to $78.2 million in 2003. Selling and administrative expenses as a percentage of revenues increased to 32.6% in 2004, from 31.0% in 2003. This increase was largely attributable to increased overhead expenses needed to manage the Company's revenue growth and additional spending in the information technology area. In addition, the Company experienced higher public company expenses in 2004.

We provide for estimated uncollectible accounts as revenues are recognized. The provision for doubtful accounts was 0.9% of revenue in 2004, compared with 1.4% of revenues in 2003. Collection experience in our Women's and Children's Health segment is trending favorably, resulting in a decrease in the provision in 2004. The provision is adjusted periodically based upon our quarterly evaluation of historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors.

Interest expense, net, decreased by $4.0 million, or 29.3%, in 2004 compared to 2003. The decrease is related primarily to the reduction in interest rate due to the issuance of 4.875% convertible debt in May and June 2004 and the retirement of substantially all of the 11% Senior Notes in June 2004. Weighted average interest rates, including amortization of debt discount and expense and gains from terminated interest rate swap transactions, were 8.62% and 11.34% for 2004 and 2003, respectively.

Other income, net, included income of $939,000 for 2004, compared to income of $1.5 million for 2003. Other income includes collections of notes and receivables that were previously written-off, royalties and other miscellaneous items and favorable currency adjustments on a euro-denominated receivable.

On March 29, 2004, we commenced a tender offer for all of our unsecured 11% Senior Notes, which had an aggregate principal amount of $122 million. We received valid tenders from holders of $120 million in aggregate principal amount of the 11% Senior Notes. On June 30, 2004, we completed the repurchase of the 11% Senior Notes tendered in the tender offer with proceeds from the issuance of convertible senior subordinated debt and with the proceeds from the sale of assets of the pharmacy and supplies business. The retirement of the 11% Senior Notes resulted in a loss of $22.9 million.

The income tax benefit was $2.3 million for 2004, compared to an income tax expense of $4.2 million for 2003. Reflected in 2004 and 2003 were various non-deductible permanent differences between tax and financial reporting. Cash outflows for income taxes in 2004 and 2003 totaled $7.7 million and $1.2 million, respectively, being comprised of federal alternative minimum taxes, state and foreign taxes. As of December 31, 2004, our remaining net operating losses of $36.5 million, the tax effect of which are reflected on the balance sheet in the deferred tax asset, will be available to offset future taxable income.

On June 30, 2004, we completed the sale of substantially all of the assets, excluding trade and certain other receivables, of our domestic direct-to-consumer pharmacy and supplies business. In 2004, we recorded a gain on the sale of $51.8 million before taxes, or $30.9 million, net of income taxes. Goodwill of $16.3 million related to the disposition was charged against the gain. In connection with the sale, the Company increased the allowance for doubtful accounts for the retained receivables by $11.9 million to provide for the estimated effect the sale of the business and the fourth quarter decision to outsource the collection effort to a third party could have on collections. Also related to the sale, liabilities totaling $1.5 million were recorded for employee termination benefits and other costs related to the discontinued operations. Both charges are a direct result of the decision to dispose of the business and are included as part of the gain on sale. Loss from discontinued operations, net of income taxes, was $658,000 in 2004, compared to earnings of $1.3 million in 2003.

2003 Compared to 2002

The following table summarizes key components and variations in our financial statements to facilitate understanding of our results of operations. An explanation of the results follows the table.

AMOUNTS IN THOUSANDS

Years Ended December 31,	2003	2002	Variance	Variance %
Revenues	$252,323	$212,612	$39,711	18.7%
Health Enhancement	157,929	114,514	43,415	37.9%
Women's and Children's Health	94,423	98,161	(3,738)	(3.8)%
Cost of revenues	148,067	125,189	22,878	18.3%
% of revenues	*58.7%*	*58.9%*		
Health Enhancement	105,524	81,707	23,817	29.1%
% of revenues	*66.8%*	*71.4%*		
Women's and Children's Health	42,602	43,544	(942)	(2.2)%
% of revenues	*45.1%*	*44.4%*		
Selling and administrative expenses	78,236	84,538	(6,302)	(7.5)%
% of revenues	*31.0%*	*39.8%*		
Provision for doubtful accounts	3,413	5,554	(2,141)	(38.5)%
% of revenues	*1.4%*	*2.6%*		
Interest expense, net	13,842	13,624	218	1.6%
Other income (expense), net	1,466	(3,160)	4,626	N/M
Earnings (loss) from continuing operations before income taxes	10,231	(19,453)	29,684	N/M
Income tax benefit (expense)	(4,221)	4,413	(8,634)	N/M
Earnings (loss) from continuing operations	6,010	(15,040)	21,050	N/M
% of revenues	*2.4%*	*(7.1)%*		
Discontinued operations:				
Earnings (loss) from discontinued operations, net of income taxes	1,296	(728)	2,024	N/M
Loss on disposal of discontinued operations, net of income taxes	–	(558)	558	N/M
Net earnings (loss)	$ 7,306	$ (16,326)	$23,632	N/M

N/M – Not Meaningful

In 2003, revenues increased $39.7 million, or 18.7%, compared to 2002. This increase resulted from strong growth in our Health Enhancement segment, where revenues increased $43.4 million, or 37.9%, partially offset by a decrease in our Women's and Children's Health segment. Of the Health Enhancement segment increase, $12.7 million was attributable to the acquisition of QO, effective October 2002. The remaining growth was attained primarily in the disease management and foreign diabetes business components of this segment, which experienced an additional $23.5 million increase over 2002. The increase was due to an increase in covered lives of new and existing accounts, along with a favorable exchange rate impact. In addition, Facet's revenues increased $7.3 million over the prior year, primarily due to higher sales volume. Revenues in our Women's and Children's Health segment decreased $3.7 million, or 3.8%, in 2003 compared to 2002, due primarily to a continued decline in the patient census for preterm labor management services and lower rates of revenue per day of service in 2003. Health plans have been limiting patient access to services that manage high-risk pregnancies.

Cost of revenues as a percentage of revenues decreased slightly to 58.7% in 2003, from 58.9% in 2002. The cost of revenues as a percentage of revenues in our Health Enhancement segment decreased due to the following factors: the effects of our acquisition of QO, whose cost of revenues as a percentage of revenues was lower than for other components of this segment; and improved margins in disease management services due to the leveraging impact of higher revenues. The decreases in our Health Enhancement segment were partially offset by an increase in the cost of revenues as a percentage of revenues in our Women's and Children's Health segment. Our Women's and Children's Health increase in cost of revenues as a percentage of revenues was primarily the result of a change in the patient drug therapy mix and lower rates of revenue per day of service in 2003.

Selling and administrative expenses as a percentage of revenues decreased to 31.0% in 2003, from 39.8% in 2002. The decrease in this percentage was primarily due to higher revenue in 2003 and to special items in 2002. Selling and administrative expenses in 2002 included a charge of $14.2 million for the termination and restructuring of a retirement plan, as discussed below. Also in 2002, the Company recorded a non-cash charge of $2.5 million related to the retirement of a $3.5 million note receivable from a former executive. The note, which was acquired from a predecessor organization and matured on June 30, 2002, stipulated that the balance could be settled in full by surrender of collateral consisting of 187,500 shares of our common stock, generating a charge equal to the difference between the book value of the note and the closing market value on June 30, 2002 of the 187,500 shares. Selling and administrative expenses for 2002 also included $2.9 million of severance costs. Other fluctuations in 2003 and 2002 generally offset each other.

On December 31, 2002, we terminated and restructured our split-dollar insurance retirement plan for certain former and current employees and recorded charges totaling approximately $14.2 million. The decision to terminate the program, which utilized split-dollar life insurance as the funding mechanism, was prompted in part by concerns that such a vehicle may no longer be permitted for some current officers under certain provisions of the Sarbanes-Oxley Act of 2002, as well as anticipation that additional funding, in excess of amounts originally contemplated, would have been required under the former plan. The plan was terminated for the group including certain former employees and Matria's Chairman and Chief Executive Officer. The plan for the other current employees was replaced by a Supplemental Executive Retirement Plan. The expense of $14.2 million recognized in 2002 represents the net present value of the targeted benefits under the plan (including tax mitigation amounts) of approximately $13.6 million, and $575,000 related to transaction costs and the net shortfall in the refund of cumulative premiums paid by us. We satisfied our obligations to participants by relinquishing our collateral interests in the split-dollar policies and through net incremental payments of approximately $3.1 million (the effect of which was mitigated by the elimination of future premium obligations of $3.7 million).

We provide for estimated uncollectible accounts as revenues are recognized. The provision for doubtful accounts was 1.4% of revenues in 2003, compared with 2.6% of revenues in 2002. The provision for doubtful accounts as a percentage of revenues in our Health Enhancement segment was 0.1% in 2003, compared to 0.3% in 2002. The provision for doubtful accounts as a percentage of revenues in our Women's and Children's Health segment was 3.4% in 2003, compared to 5.3% in 2002. Collection experience in our Women's and Children's Health segment trended favorably in 2003, resulting in a decrease in the provision. The provision is adjusted periodically based upon our quarterly evaluation of historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors.

Interest expense, net, increased by $218,000, or 1.6%, in 2003 compared to 2002, due to a higher average outstanding debt balance offset somewhat by a lower average interest rate. The weighted average interest rates (including amortization of debt discount and expense and gains from terminated interest rate swap transactions) on all outstanding indebtedness were 11.34% and 11.89% for 2003 and 2002, respectively.

Other income (expense), net, included income of $1.5 million for 2003, compared to expense of $3.2 million for 2002. Included in 2003 was income from favorable currency adjustments on a euro-denominated receivable, joint ventures, royalties, collections of accounts receivable of a former business that had previously been written off and other miscellaneous items. Other expense in 2002 included the write-off of approximately $2.5 million related to the original TRAX™ platform, which was made obsolete due to the latest generation of this software, which was put into production on July 1, 2002. The 2002 amount also included a charge of $692,000 to write-off unamortized loan origination costs associated with the cancellation of our former bank credit agreement (see "Liquidity and Capital Resources" below where the replacement facility is discussed).

The income tax expense of $4.2 million for 2003 reflected a higher expense than the statutory rate due to state income taxes, various non-deductible permanent differences between tax and financial reporting and a higher foreign income tax rate. The income tax benefit of $4.4 million for 2002 reflected a lower benefit than the statutory tax rate due to state income taxes and various non-deductible permanent differences between tax and financial reporting. Cash outflows for income taxes in 2003 and 2002 totaled $1.2 million and $247,000, respectively, being comprised of federal alternative minimum taxes, state and foreign taxes.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

As of December 31, 2004, we had cash and cash equivalents of $37.4 million. Net cash provided by continuing operations decreased from $15.5 million in 2003 to $5.7 million in 2004. The decrease was primarily due to increases in accounts receivable and inventories and a decrease in accounts payable. The increase in accounts receivable was primarily attributable to the revenue growth in our Health Enhancement segment. Inventory increased primarily due to shortened lead-times in our Facet division and to meet revenue growth. In addition, accounts payable decreased due to reduced payment cycles for one of Facet's major vendors. Net cash provided by continuing operations was $23.2 million in 2002. This was attributable to an increase in accounts payable and other accrued liabilities and a decrease in accounts receivable.

Our accounts receivable days' sales outstanding, or DSO, were 52 days as of December 31, 2004, compared to 50 days as of December 31, 2003. The 2004 DSO amount consists of 45 days for our Health Enhancement segment, compared to 40 days in 2003, and 67 days for our Women's and Children's Health segment, compared to 68 days in 2003. The increase in our Health Enhancement segment was attributable to increased days' sales outstanding in our health plan customer receivables.

Net cash flows provided by (used in) operating activities related to the discontinued operations of our direct-to-consumer pharmacy, laboratory and supplies business and our former cardiac event monitoring company, Quality Diagnostic Services, Inc. ("QDS"), were $3.6 million, $(3.4) million and $(2.7) million in 2004, 2003 and 2002, respectively.

Investing Activities

Net cash provided by (used in) investing activities totaled $67.8 million in 2004, $(13.3) million in 2003 and $(19.6) million in 2002.

On June 30, 2004, we completed the sale of substantially all of the assets, excluding trade and certain other receivables, of our direct-to-consumer diabetic and respiratory supplies business. At the closing, we received cash proceeds, net of transaction costs, of approximately $101.1 million. We used approximately $20.5 million of the proceeds we received from the sale to satisfy the earn-out payment owed to Quality Oncology, and we used approximately $53 million of the proceeds we received from the sale to complete the funding of our tender offer for our 11% Senior Notes.

Continuing operations' capital expenditures of $9.7 million in 2004, $8.1 million in 2003 and $9.9 million in 2002 relate primarily to the replacement and enhancement of computer information systems. Discontinued operations' capital expenditures of $456,000 in 2004, $3.4 million in 2003 and $6.2 million in 2002 relate primarily to the pharmacy, laboratory and supplies computer information systems.

The 2003 cash used in investing activities included $603,000 related to our acquisition of Options Unlimited. In 2004, we paid additional consideration to Options Unlimited of $200,000. In 2002, cash used in investing activities included $3.5 million for the acquisition of two businesses. In February 2002, we acquired certain assets of ChoicePoint's lab business for $650,000 in cash. After a 120-day period, ChoicePoint reimbursed us $143,000 under a guarantee of collection of acquired accounts receivable. On September 30, 2002, we acquired QO for initial consideration of approximately $20 million, consisting of $3 million in cash and approximately 1,335,000 shares of common stock. The common stock is reflected on our balance sheet at a price of $12.545 per share. The price is the 5-day average of the closing stock prices between June 3 and June 7, 2002, based on a measurement date of June 5, which was the date that the closing stock price fell below the $12.765 minimum price in the purchase and sale agreement and the number of shares became fixed. An additional 63,000 shares were issued in February 2003 pursuant to a purchase price adjustment. Additional consideration of $20.5 million cash was paid in 2004 based upon QO's 2003 operating results.

In addition, we acquired MarketRing in June 2002 in a non-cash transaction. Our Chairman and Chief Executive Officer and four other directors of Matria were stockholders of MarketRing. The terms of the MarketRing acquisition were negotiated by an independent committee of our Board of Directors and approved by the vote of our disinterested directors. The purchase price was paid by the issuance of approximately 402,000 shares of our common stock valued at approximately $3.8 million (based on the average closing price of our common stock during the three-day trading period ended June 14, 2002). In 2003, we issued approximately 39,000 additional shares related to the acquisition.

Restricted cash increased to $3.8 million in 2004, compared to $455,000 in 2003. In September 2004, we set aside $3.0 million pledged as collateral in an agreement with one of our major suppliers. The agreement expires in May 2005. Other restricted funds are collateral for insurance policies and amounts held in escrow related to customer contracts. Generally, such funds are held in interest-bearing investment accounts or certificates of deposit.

Financing Activities

Net cash used in financing activities was $49.1 million for 2004, compared to cash provided by financing activities of $3.2 million and $1.3 million in 2003 and 2002, respectively.

On March 29, 2004, we commenced a tender offer for all of our unsecured 11% Senior Notes, which had an aggregate principal amount of $122 million. We received valid tenders from holders of $120 million in aggregate principal amount of our 11% Senior Notes. On June 30, 2004, we completed the repurchase of our 11% Senior Notes tendered in the tender offer with proceeds from the issuance of convertible senior subordinated notes as described below and with the proceeds from the sale of assets of the pharmacy and supplies business. The retirement of the 11% Senior Notes resulted in a net cash payment of $136.5 million.

On May 5, 2004, we completed the sale of $75 million in aggregate principal amount of 4.875% convertible senior subordinated notes due 2024. On June 3, 2004, the initial purchaser of the notes exercised its option to purchase an additional $11.3 million in aggregate principal amount of the notes. We received proceeds, net of discount, of $83.2 million from the issuance of the convertible senior subordinated notes. Under certain circumstances, the convertible senior subordinated notes are convertible into shares of our common stock at a conversion rate of 50.873 shares per $1,000 principal amount of the notes (equal to an initial conversion price of approximately $19.64 per share). Interest is payable on May 1 and November 1 of each year, beginning in November 2004. The convertible senior subordinated notes are unsecured and are guaranteed by certain of our domestic subsidiaries. We used the proceeds, net of discount, of $83.2 million from the issuance of the convertible senior subordinated notes and proceeds from the sale of substantially all of the assets of our direct-to-consumer diabetic and respiratory supplies business to fund the repurchase of $120 million in aggregate principal amount of 11% Senior Notes tendered in the tender offer as described above.

In October 2002, we entered into a new revolving credit facility with a borrowing capacity of the lesser of $35 million or 80% of eligible accounts receivable. The facility is collateralized by cash, accounts receivable, inventories, intellectual property and certain other of our assets. Borrowings under this facility bear interest at the LIBOR rate plus 2.9% (5.18% at December 31, 2004), and the facility requires a non-utilization fee of 0.5% of the unused borrowing capacity. Interest and the commitment fee are payable monthly. The facility is effective until October 2005. Thereafter, the term will be automatically extended for annual successive periods unless either party provides notice to the contrary not less than 60 days prior to the end of the period. We plan to extend the revolving credit facility or replace it in 2005. As of December 31, 2004, there was no outstanding balance under this agreement, and approximately $23.1 million was available for borrowing under this credit facility. Under the revolving credit facility, we are required to maintain certain financial ratios. As of December 31, 2004, we were in compliance with the financial covenants in all of our credit instruments.

Proceeds were received from participants under our stock purchase and stock option plans totaling $6.6 million, $816,000 and $1.9 million in 2004, 2003 and 2002, respectively.

We believe that our cash, other liquid assets, operating cash flows and revolving credit facility, taken together, will provide adequate resources to fund ongoing operating requirements, planned capital expenditures and contractual obligations through at least 2005.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

We have various contractual obligations that are appropriately recorded as liabilities in our consolidated financial statements. Certain other items, such as operating lease obligations, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. The following sets forth our future minimum payments required under contractual obligations as of December 31, 2004:

AMOUNTS IN THOUSANDS

Payments Due by Year	Total	2005	2006–2007	2008–2009	Thereafter
Long-term debt obligations[1]	$ 89,042	$ 792	$ –	$2,000	$86,250
Capital lease obligations	107	73	34	–	–
Operating lease obligations	19,258	5,016	7,863	5,295	1,084
Other long-term obligations	4,568	–	–	2,295	2,273
Total	$112,975	$5,881	$7,897	$9,590	$89,607

[1] Does not include the interest expense associated with the long-term debt obligations.

Interest payments of $4.4 million under our 11% Senior Notes and our convertible senior subordinated notes will be payable in 2005. Capital expenditures of approximately $11 million are estimated in 2005 as we continue to enhance our computer information systems.

In September 2004, we set aside $3.0 million pledged as collateral in an agreement with one of our major suppliers. The agreement expires in May 2005. We have other restricted funds of $823,000 as of December 31, 2004, that are used as collateral for insurance policies and amounts held in escrow related to customer contracts. Funds are held in interest-bearing investment accounts or certificates of deposit.

As of December 31, 2004, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

OTHER FACTORS AFFECTING LIQUIDITY

On October 3, 2003, we filed with the Commission a universal shelf registration statement on Form S-3 relating to $150 million of common stock, preferred stock, debt securities, depositary shares, warrants and units. The registration statement became effective on October 28, 2003. We may publicly offer these securities from time to time at prices and on terms to be determined at the time of the relevant offerings. We believe that the shelf registration statement will assist in providing us with flexibility in raising debt and/or equity financing. There can be no assurance, however, that financing will be available in amounts or on terms acceptable to us, if at all. Any sale of additional equity or convertible securities covered by the registration statement could result in additional dilution to our stockholders.

Uncertainties

A *qui tam* action has been filed in the United States District Court for the Western District of Virginia by a former employee of our former domestic pharmacy and supplies division against the Company and its subsidiary, Diabetes Self-Care, Inc. The complaint alleges improper claims by Diabetes Self-Care, Inc. for Medicare payments and seeks treble damages and civil penalties in unspecified amounts. As is required by law, the federal government is conducting an investigation of the complaint to determine if it will intervene or join in this suit. We are cooperating fully with the investigation. This matter is still in its preliminary stages, and we are unable to predict the ultimate disposition of the action or the investigation.

We are subject to various legal claims and actions incidental to our business and the businesses of our predecessors, including product liability claims and professional liability claims. We maintain insurance, including insurance covering professional and product liability claims, with customary deductible amounts. There can be no assurance, however, that (i) additional suits will not be filed against us in the future, (ii) our prior experience with respect to the disposition of litigation is representative of the results that will occur in pending or future cases or (iii) adequate insurance coverage will be available at acceptable prices for incidents arising or claims made in the future. There are no other pending legal or governmental proceedings to which we are a party that we believe would, if adversely resolved, have a material adverse effect on us.

For a discussion of other risks and uncertainties that may affect our business, see "Risk Factors" in Item 1 of our annual report on Form 10-K for the year ended December 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate meets two criteria: (i) it requires assumptions about highly uncertain matters; and (ii) there would be a material effect on the financial statements from either using a different, also reasonable, amount within the range of the estimate in the current period or from reasonably likely period-to-period changes in the estimate. Our critical accounting estimates are as follows:

Revenue Recognition and Allowances for Uncollectible Accounts Revenues for our Women's and Children's Health segment are generated by providing services through patient service centers. Revenues from this segment are recognized as the related services are rendered and are net of contractual allowances and related discounts. Our Health Enhancement segment provides services through its patient service centers, provides supplies to patients, and designs, develops, assembles, packages and distributes diabetes products. Revenues for services are recognized when services are provided, and revenues from product sales are recognized when products are shipped. Revenues from this segment are recorded net of contractual allowances and other discounts.

Our clinical services and our foreign supply businesses are reimbursed on a fee-for-service or per item basis. Other aspects of disease management, however, are paid for primarily on the basis of (i) monthly fees for each employee or member enrolled in a health plan, (ii) each member identified with a particular chronic disease or condition under contract, (iii) each member enrolled in our program or (iv) a fixed rate per case. Billings for certain services occur in advance of services being performed. Such amounts are recorded as unearned revenues in the balance sheet, and revenues are recognized as services are performed. Some of the contracts for these services provide that a portion of our fees is at risk subject to our performance against financial cost savings and clinical criteria. Thus, a portion of our revenues are accrued in the period the services are provided and adjusted in future periods when final settlement is determined. These estimates are continually reviewed and adjusted as information related to performance levels and associated fees become available. These reviews and adjustments have not resulted in a material reduction in any recent period of revenue previously reported. In 2004, 3.6% of our revenues recognized were at risk under these arrangements.

A significant portion of our revenues is billed to third-party reimbursement sources. Accordingly, the ultimate collectibility of a substantial portion of our trade accounts receivable is susceptible to changes in third-party reimbursement policies. In addition, the collectibility of all of our accounts receivable varies based on payor mix, general economic conditions and other factors. A provision for doubtful accounts is made for revenues estimated to be uncollectible and is adjusted periodically based upon our evaluation of current industry conditions, historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors which, in the opinion of management, deserve recognition in estimating the allowance for uncollectible accounts. The evaluation is performed at each reporting period for each operating unit with an overall assessment at the consolidated level. The evaluation of the monthly estimates of revenues estimated to be uncollectible has not resulted in material adjustments in any recent period; however, special charges have resulted from certain specific circumstances affecting collectibility. While estimates and judgments are involved and factors impacting collectibility may change, management believes adequate provision has been made for any adjustments that may result from final determination of amounts to be collected.

Goodwill and Identifiable Intangible Assets As of December 31, 2004, we reported goodwill and identifiable intangible assets at carrying amounts of $134.2 million and $1.1 million, respectively. The total of $135.3 million represents approximately 44% of total assets as of December 31, 2004. Our identifiable intangible assets are amortized over their respective estimated useful lives. Our goodwill is no longer amortized to expense.

We review goodwill and identifiable intangibles for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In testing for impairment, we calculate the fair value of the reporting units to which the goodwill and identifiable intangibles relate based on the present value of estimated future cash flows. Based on the evaluation, management concluded that no impairment of recorded goodwill and intangibles exists at December 31, 2004. The approach utilized is dependent on a number of factors including estimates of future revenues and costs, appropriate discount rates and other variables. We base our estimates on assumptions that we believe to be reasonable, but which are unpredictable and inherently uncertain. Therefore, future impairments could result if actual results differ from those estimates.

Accounting for Income Taxes We account for income taxes using an asset and liability approach. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and net operating loss and tax credit carryforwards. Additionally, the effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The income tax benefit was $2.3 million for 2004 compared to an income tax expense of $4.2 million for 2003. Reflected in 2004 and 2003 were various non-deductible permanent differences between tax and financial reporting. As of December 31, 2004, our remaining net operating losses of $36.5 million, the tax effect of which is reflected on the balance sheet in the deferred tax asset, will be available to offset future taxable income liabilities. Based on projections of taxable income in 2005 and future years, management believes that it is more likely than not that we will fully realize the value of the recorded deferred income tax assets. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Notes to Consolidated Financial Statements which contain additional accounting policies and other disclosures required by generally accepted accounting principles.

Our senior management has discussed the development and selection of our critical accounting estimates, and this disclosure, with the Audit Committee of our Board of Directors.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R"). SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The Statement is effective for the first interim period or annual period that begins after June 15, 2005. We have concluded that SFAS 123R will have a negative impact on our financial position and results of operations. If we elect the retrospective method, we expect that the impact of expensing existing stock options, as well as the impact of any anticipated stock option grants and restricted stock awards, to be approximately $0.10 to $0.15 per share in 2005. If we elect the prospective method, we expect that the impact of expensing stock options, as well as the impact of any anticipated stock option grants and restricted stock awards, to be approximately $0.05 to $0.08 per share in 2005. We do not expect the impact of SFAS 123R to have a material impact on our cash flow or liquidity. See Note 6 to the consolidated financial statements for assumptions used calculating the fair value of employee stock options.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs* ("SFAS 151"). This Statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This Statement requires that those items be recognized as current-period expense. In addition, the Statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred after December 31, 2005. We are currently assessing the impact of SFAS 151 on our financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29* ("SFAS 153"). SFAS 153 amends the guidance in APB Opinion No. 29 to eliminate the exception for nonmonetary assets of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 specifies that a nonmonetary asset has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. We do not expect the impact of SFAS 153 on our financial position, results of operations or cash flows to be material.

In September 2004, the Emerging Issues Task Force reached a consensus on Issue No. 04-08, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share* ("EITF 04-08") where contingently convertible instruments should be included in diluted earnings per share, if dilutive, regardless of whether the market price trigger has been met. This required us to include in the diluted earnings per share calculation the effect of our issuance of 4.875% convertible senior subordinated notes in 2004. EITF 04-08 had a $0.01 and $0.02 dilutive effect on our third and fourth quarters of 2004, respectively, but no effect in our annual calculation since the inclusion of the shares would have been antidilutive.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates. Our operations outside the United States, with sales denominated in currencies other than the U.S. dollar (primarily in Germany), generated approximately 22% of total revenues in the year ended December 31, 2004. In the normal course of business, these operations are exposed to fluctuations in currency values. In addition, we have certain receivables and payables denominated in currencies other than the U.S. dollar, primarily the euro. We do not consider the impact of currency fluctuations to represent a significant risk and have chosen not to hedge our foreign currency exposure. Based on our results for 2004 and balances as of December 31, 2004, a hypothetical 10% change in the currency exchange rates would impact annual pre-tax earnings by approximately $1.1 million.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Years Ended December 31,	2004	2003	2002
Reconciliation of operating earnings (loss) from continuing operations as reported to operating earnings from continuing operations before unusual items:			
Operating earnings (loss) from continuing operations	$26,189	$22,607	$ (2,669)
Unusual items included in operating earnings:			
Restructuring charges	265	–	–
Charges from restructure and termination of retirement plan	–	–	14,247
Write-off of obsolete technology investments and other assets	–	–	585
Additional accounts receivable reserves	–	–	250
Retirement of note receivable from former executive	–	–	2,473
Operating earnings from continuing operations before unusual items	$26,454	$22,607	$ 14,886
Reconciliation of earnings (loss) from continuing operations as reported to earnings from continuing operations before unusual items:			
Earnings (loss) from continuing operations	$ (3,214)	$ 6,010	$(15,040)
Unusual items, net of tax	14,680	–	15,303
Earnings from continuing operations before unusual items	11,466	6,010	263
Interest and debt expenses related to 4.875% convertible senior subordinated notes	1,386	–	–
Earnings from continuing operations used for diluted earnings per share calculation	$12,852	$ 6,010	$ 263
Reconciliation of net earnings (loss) from continuing operations per diluted common share as reported to net earnings from continuing operations per diluted common share before unusual items:			
Earnings (loss) from continuing operations per diluted common share	$ (0.21)	$ 0.39	$ (1.08)
Unusual items, net of tax	0.91	–	1.10
Net earnings per diluted common share before unusual items	$ 0.70	$ 0.39	$ 0.02
Shares used in calculating net earnings per share before unusual items:			
Weighted average shares outstanding, basic	15,520	15,198	13,964
Shares issuable from assumed exercise of options and conversion of 4.875% convertible senior subordinated notes	2,943	344	223
Weighted average shares outstanding, diluted	18,463	15,542	14,187
Schedule of Unusual Items:			
Retirement of 11% Senior Notes	$22,886	$ –	$ –
Interest on 4.875% convertible senior subordinated notes	600	–	–
Restructuring charges	265	–	–
Charges from restructure and termination of retirement plan	–	–	14,247
Write-off of obsolete technology investments and other assets	–	–	3,068
Additional accounts receivable reserves	–	–	250
Write-off of unamortized loan costs	–	–	692
Retirement of note receivable from former executive	–	–	2,473
Total unusual items	23,751	–	20,730
Income tax benefit	(9,071)	–	(5,427)
Total unusual items, net of tax	$14,680	$ –	$ 15,303

CONSOLIDATED BALANCE SHEETS

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

December 31,	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 37,385	$ 8,553
Restricted cash	3,823	455
Trade accounts receivable, less allowances of $2,556 and $3,060 at December 31, 2004 and 2003, respectively	45,603	37,274
Inventories	25,200	22,261
Other receivables, net	3,678	28,888
Assets of discontinued operation sold	–	36,609
Prepaid expenses and other current assets	4,178	3,626
Deferred income taxes	9,675	6,664
Total current assets	129,542	144,330
Property and equipment, net	22,881	19,228
Intangible assets, net	135,309	135,265
Deferred income taxes	11,704	26,524
Other assets	5,046	8,135
	$ 304,482	$ 333,482
Liabilities and Shareholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 865	$ 803
Accounts payable, principally trade	31,202	40,977
Accrued liabilities	21,566	41,339
Total current liabilities	53,633	83,119
Long-term debt, excluding current installments	85,751	121,005
Other long-term liabilities	5,438	5,811
Total liabilities	144,822	209,935
Shareholders' equity:		
Common stock, $.01 par value. Authorized 25,000 shares; issued and outstanding 15,860 and 15,284 at December 31, 2004 and 2003, respectively	159	153
Additional paid-in capital	321,181	313,047
Accumulated deficit	(162,989)	(190,055)
Accumulated other comprehensive earnings	1,309	402
Total shareholders' equity	159,660	123,547
Commitments and contingencies (Notes 3, 7, 8 and 9)		
	$ 304,482	$ 333,482

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Years Ended December 31,	2004	2003	2002
Revenues			
Net revenues from services	$208,731	$176,685	$144,331
Net sales of products	85,651	75,638	68,281
Total revenues	294,382	252,323	212,612
Cost of revenues			
Cost of services	113,059	97,742	77,926
Cost of goods sold	56,686	50,325	47,263
Total cost of revenues	169,745	148,067	125,189
Selling and administrative expenses	95,898	78,236	70,291
Charges from termination of retirement plan	–	–	14,247
Provision for doubtful accounts	2,550	3,413	5,554
Total operating expenses	268,193	229,716	215,281
Operating earnings (loss) from continuing operations	26,189	22,607	(2,669)
Interest income	499	484	416
Interest expense	(10,292)	(14,326)	(14,040)
Other income (expense), net	939	1,466	(3,160)
Loss on retirement of 11% Senior Notes	(22,886)	–	–
Earnings (loss) from continuing operations before income taxes	(5,551)	10,231	(19,453)
Income tax benefit (expense)	2,337	(4,221)	4,413
Earnings (loss) from continuing operations	(3,214)	6,010	(15,040)
Earnings (loss) from discontinued operations, net of income taxes	(658)	1,296	(728)
Earnings (loss) from disposal of discontinued operations, net of income taxes	30,938	–	(558)
Net earnings (loss)	$ 27,066	$ 7,306	$ (16,326)
Net earnings (loss) per common share:			
Basic:			
Continuing operations	$ (0.21)	$ 0.40	$ (1.08)
Discontinued operations	1.95	0.08	(0.09)
	$ 1.74	$ 0.48	$ (1.17)
Diluted:			
Continuing operations	$ (0.21)	$ 0.39	$ (1.08)
Discontinued operations	1.95	0.08	(0.09)
	$ 1.74	$ 0.47	$ (1.17)
Weighted average shares outstanding:			
Basic	15,520	15,198	13,964
Diluted	15,520	15,542	13,964

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMOUNTS IN THOUSANDS

Years Ended December 31,	2004	2003	2002
Cash Flows from Operating Activities:			
Net earnings (loss)	$ 27,066	$ 7,306	$(16,326)
Less, earnings (loss) from discontinued operations, net of income taxes	30,280	1,296	(1,286)
Earnings (loss) from continuing operations	(3,214)	6,010	(15,040)
Adjustments to reconcile to net cash provided by operating activities:			
Loss on retirement of 11% Senior Notes	22,886	–	–
Depreciation and amortization	5,643	6,126	6,223
Amortization of debt discount and expenses	939	1,092	1,903
Provision for doubtful accounts	2,550	3,413	5,554
Deferred tax expense (benefit)	(5,960)	1,758	(5,719)
Income (loss) from termination of interest rate swap agreements	(993)	–	3,053
Non-cash charges from termination of retirement plan	–	–	9,409
Non-cash loss on settlement of note receivable	–	–	2,508
Non-cash write-off of computer software	–	–	2,494
Gain on sale of investment	–	(56)	–
Changes in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	(10,880)	(8,004)	2,178
Inventories	(2,939)	421	(4,858)
Prepaid expenses	(413)	288	(983)
Other current assets	1,403	(929)	1,201
Intangible and other noncurrent assets	(1,027)	(1,371)	(2,196)
Accounts payable	(2,973)	5,556	10,429
Accrued and other liabilities	641	1,233	7,067
Net cash provided by continuing operations	5,663	15,537	23,223
Net cash provided by (used in) discontinued operations	3,640	(3,394)	(2,701)
Net cash provided by operating activities	9,303	12,143	20,522
Cash Flows from Investing Activities:			
Purchases of property and equipment	(9,709)	(8,090)	(9,943)
Purchases of property and equipment related to discontinued operations	(456)	(3,422)	(6,157)
Proceeds from disposition of business, net of transaction costs	101,055	–	–
Payment of acquisition obligation	(20,480)	–	–
Increase in restricted cash	(3,368)	(455)	–
Net proceeds from (purchases of) investments	927	(927)	–
Acquisition of businesses, net of cash acquired	(200)	(603)	(3,526)
Proceeds from sales of short-term investments	–	154	–
Net cash provided by (used in) investing activities	67,769	(13,343)	(19,626)
Cash Flows from Financing Activities:			
Proceeds from issuance of convertible senior debt, net of issuance costs	83,210	–	–
Proceeds from issuance of debt	2,446	1,919	1,462
Net payment for the retirement of 11% Senior Notes	(136,518)	–	–
Principal repayments of long-term debt	(2,475)	(1,973)	(2,017)
Net borrowings (repayments) under credit agreement	(2,418)	2,418	–
Proceeds from issuance of common stock	6,608	816	1,858
Net cash provided by (used in) financing activities	(49,147)	3,180	1,303
Effect of exchange rate changes on cash and cash equivalents	907	1,073	1,318
Net increase in cash and cash equivalents	28,832	3,053	3,517
Cash and cash equivalents at beginning of year	8,553	5,500	1,983
Cash and cash equivalents at end of year	$ 37,385	$ 8,553	$ 5,500
Supplemental disclosures of cash paid for:			
Interest	$ 11,642	$ 13,970	$ 12,445
Income taxes	$ 7,727	$ 1,155	$ 247
Supplemental disclosure of non-cash investing and financing activities:			
Equipment acquired under capital lease obligations	$ –	$ 72	$ 255

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS (LOSS) AMOUNTS IN THOUSANDS

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Earnings (Loss)	Note Receivable and Accrued Interest from Shareholder	Total Shareholders' Equity
	Shares	Amount					
Balance, January 1, 2002	13,391	$134	$290,025	$(181,035)	$ (692)	$(3,535)	$104,897
Issuance of common stock:							
Exercise of employee stock options	122	1	1,715	–	–	–	1,716
Employee stock purchase plan	15	–	215	–	–	–	215
Acquisition of businesses	1,737	17	19,823	–	–	–	19,840
Tax benefit from exercise of employee stock options	–	–	250	–	–	–	250
Retirement of note receivable from shareholder	(188)	(1)	(1,026)	–	–	3,535	2,508
Net loss	–	–	–	(16,326)	–	–	(16,326)
Change in foreign currency translation adjustment	–	–	–	–	688	–	688
Change in unrealized appreciation on available-for-sale securities, net of tax	–	–	–	–	(8)	–	(8)
Comprehensive loss	–	–	–	(16,326)	680	–	(15,646)
Balance, December 31, 2002	15,077	151	311,002	(197,361)	(12)	–	113,780
Issuance of common stock:							
Exercise of employee stock options	44	–	442	–	–	–	442
Employee stock purchase plan	62	1	373	–	–	–	374
Acquisition of businesses	101	1	1,220	–	–	–	1,221
Tax benefit from exercise of employee stock options	–	–	10	–	–	–	10
Net earnings	–	–	–	7,306	–	–	7,306
Change in foreign currency translation adjustment	–	–	–	–	440	–	440
Change in unrealized appreciation on available-for-sale securities, net of tax	–	–	–	–	(26)	–	(26)
Comprehensive earnings	–	–	–	7,306	414	–	7,720
Balance, December 31, 2003	15,284	153	313,047	(190,055)	402	–	123,547
Issuance of common stock:							
Exercise of employee stock options	527	5	6,014	–	–	–	6,019
Employee stock purchase plan	49	1	588	–	–	–	589
Tax benefit from exercise of employee stock options	–	–	1,532	–	–	–	1,532
Net earnings	–	–	–	27,066	–	–	27,066
Change in foreign currency translation adjustment	–	–	–	–	907	–	907
Comprehensive earnings	–	–	–	27,066	907	–	27,973
Balance, December 31, 2004	15,860	$159	$321,181	$(162,989)	$1,309	$ –	$159,660

See accompanying notes to consolidated financial statements.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business Matria Healthcare, Inc. (the "Company") is a comprehensive, integrated disease management company, offering its services to self-insured employers, private and government sponsored health plans, pharmaceutical companies and patients. Disease management encompasses a broad range of services aimed at controlling healthcare costs through proactive management of care. The Company's strategy is to provide cost-saving solutions for many of the most costly medical conditions and chronic diseases, including, diabetes, cardiovascular diseases, respiratory disorders, obstetrical conditions, cancer, depression, obesity, chronic pain and hepatitis C. The Company's disease management programs seek to lower healthcare costs and improve patient outcomes through a broad range of disease management, supply and clinical services. The Company is also a leading designer, developer, assembler and distributor of products for the diabetes market.

On February 4, 2005, the Company effected a three-for-two stock split in the form of a stock dividend. All amounts reflected for common stock and additional paid-in capital, and all share and per share amounts have been restated to reflect the stock split in all periods presented (see Note 13).

Effective December 31, 2004, the Company adopted a holding company form of organizational structure. As a part of the reorganization, a new parent company was formed, and the predecessor company became a wholly owned subsidiary of the parent company. All outstanding shares of common stock of the predecessor company were converted into shares of common stock of the parent company. The business operations of the Company remained unchanged as a result of the new structure.

On June 30, 2004, the Company discontinued the operations of the pharmacy, laboratory and supplies division of the Health Enhancement segment. As a result, the accompanying consolidated financial statements reflect the operations of this division as discontinued operations for all periods presented (see Note 2). Also on June 30, 2004, the Company completed the repurchase of substantially all of its 11% Senior Notes (see Note 3).

See Note 11 for the detail of revenues, operating earnings, identifiable assets, depreciation and amortization and capital expenditures of the Company's reportable business segments.

b. Basis of Financial Statement Presentation The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets, and revenues, other income and expenses for the periods. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries and partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and Cash Equivalents Cash and cash equivalents consist of cash and interest-bearing deposits. The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents, other than those amounts designated for other than current operations. Cash and cash equivalents include $3,139 and $2,338 as of December 31, 2004 and 2003, respectively, for MHI Insurance, Ltd., the Company's wholly-owned captive insurance company. Such amounts are available to settle claims for certain insured risks.

d. Restricted Cash Restricted cash consists of funds designated for a particular use and not available for current operations. In September 2004, the Company set aside $3,000 pledged as collateral in an agreement with one of its major suppliers. The agreement expires in May 2005. Other restricted funds are collateral for insurance policies and amounts held in escrow related to customer contracts. Funds are held in interest-bearing investment accounts or certificates of deposit that coincide with insurance policy termination dates.

e. Revenue Recognition and Allowances for Uncollectible Accounts Revenues for the Women's and Children's Health segment are generated by providing services through patient service centers. Revenues from this segment are recognized as the related services are rendered and are net of contractual allowances and related discounts. The Health Enhancement segment provides services through its patient service centers and designs, develops, assembles, packages and distributes diabetes products to original equipment manufacturers and distributors. Revenues for services are recognized when services are provided and revenues from product sales are recognized when products are shipped. Revenues from this segment are recorded net of contractual and other discounts.

The Company's clinical services and foreign supply businesses are reimbursed on a fee-for-service or per item basis. Other aspects of disease management, however, are paid for primarily on the basis of (i) monthly fees for each employee or member enrolled in a health plan, (ii) each member identified with a particular chronic disease or condition under contract, (iii) each member enrolled in the Company's program or (iv) a fixed rate per case. Billings for certain services occur in advance of services being performed. Such amounts are recorded as unearned revenue in the consolidated balance sheets, and revenue is recognized as services are performed. Some of the contracts for these services provide that a portion of the Company's fees is at risk subject to the Company's performance against financial cost savings and clinical criteria. Thus, a portion of the Company's revenues is subject to

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

confirmation of the Company's performance against these financial cost savings and clinical criteria. Estimates for performance under the terms of these contracts and other factors affecting revenue recognition are recognized in the period information related to performance levels becomes available and fees are considered collectible. These estimates are continually reviewed and adjusted as information becomes available. These reviews and adjustments have not, in any recent period, resulted in a material reduction of revenue previously reported. In 2004, 3.6% of our revenues recognized were at risk under these arrangements.

A portion of the Company's revenues is billed to third-party reimbursement sources. Accordingly, the ultimate collectibility of a substantial portion of the Company's trade accounts receivable is susceptible to changes in third-party reimbursement policies. In addition, the collectibility of all of the Company's accounts receivable varies based on payor mix, general economic conditions and other factors. A provision for doubtful accounts is made for revenues estimated to be uncollectible and is adjusted periodically based upon the Company's evaluation of current industry conditions, historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors which, in the opinion of management, deserve recognition in estimating the allowance for uncollectible accounts.

f. Other Receivables Other receivables include amounts due from customers, as well as other receivables not directly related to the delivery of goods and services and receivables due from vendors under rebate programs. Estimates of amounts due from vendors under various rebate programs are made each reporting period. Amounts vary based on the programs offered at the time, the volume of Company purchases and sales, as well as other factors. Other receivables at December 31, 2004 and 2003 includes the accounts and rebates receivable of $2,982, net of allowances of $12,845, and $27,435, net of allowances of $4,178, respectively, retained by the Company from the discontinued operations of the pharmacy and supplies business (see Note 2).

g. Concentration of Credit Risk Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of accounts receivable from third-party payors. The collectibility of accounts receivable from third-party payors is directly affected by conditions and changes in the insurance industry and governmental programs, which are taken into account by the Company in computing and evaluating its allowance for uncollectible accounts.

h. Inventories Inventories, which consist primarily of disposable medical products, drugs and patient supplies, are stated at the lower of cost (first-in, first-out) or market (net realizable value).

i. Property and Equipment Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Amortization of leasehold improvements and leased equipment is recorded over the shorter of the lives of the related assets or the lease terms. Depreciation and amortization expense for property and equipment was $5,182, $5,825, and $5,923 for the years ended December 31, 2004, 2003, and 2002, respectively.

Property and equipment are summarized as follows:

December 31,	2004	2003
Computer hardware and software	$23,449	$21,504
Medical equipment	9,490	11,155
Machinery, office equipment and fixtures	9,448	8,657
Leasehold improvements	2,595	2,592
	44,982	43,908
Less accumulated depreciation and amortization	22,101	24,680
	$22,881	$19,228

j. Intangible Assets A summary of intangible assets follows:

December 31,	2004	2003
Goodwill	$157,767	$157,776
Other intangible assets	2,816	2,563
	160,583	160,339
Less accumulated amortization	25,274	25,074
	$135,309	$135,265

Intangible assets consist of goodwill and other intangible assets, primarily resulting from the Company's acquisitions (see Note 2). The net unamortized balance of goodwill as of December 31, 2004 was $134,193.

Other intangible assets consist of customer lists, executive noncompete agreements and patents. The net unamortized balance of these identifiable intangible assets as of December 31, 2004 was $1,116. These costs are amortized on a straight-line basis over periods ranging from five to ten years. Amortization expense was $200, $300, and $300 for the years ended December 31, 2004, 2003, and 2002, respectively. Estimated amortization expense for the four succeeding years is $260 each year and $76 for the year thereafter.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") effective January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually at the

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

reporting unit level. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). The Company evaluated the fair values of the reporting units identified under the provisions of SFAS 141, *Business Combinations*, and SFAS 142 as of December 31, 2004 and 2003 and concluded that no impairment of recorded goodwill exists. As a result, no impairment of goodwill was recorded in 2004 or 2003.

The changes in the carrying values of goodwill for the year ended December 31, 2004 were as follows:

	Health Enhancement	Women's and Children's Health	Total
Carrying value at January 1, 2004	$131,520	$2,682	$134,202
Additional goodwill from acquisitions (Note 2)	244	–	244
Tax benefit of additional deductible goodwill	(253)	–	(253)
Carrying value at December 31, 2004	$131,511	$2,682	$134,193

In connection with the adoption of SFAS 142, the Company also reassessed the useful lives, residual values and classification of its identifiable intangible assets and determined that they continue to be appropriate. The components of identifiable intangible assets were as follows:

December 31,	2004	2003
Gross carrying amounts:		
Patient lists	$ 2,000	$ 2,000
Non-compete agreement	500	500
Other	316	63
	2,816	2,563
Accumulated amortization	(1,700)	(1,500)
	$ 1,116	$ 1,063

k. Impairment of Long-Lived Assets In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted operating cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheets.

l. Income Taxes The Company accounts for income taxes using an asset and liability approach. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and net operating loss and tax credit carryforwards. Additionally, the effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

m. Fair Value of Financial Instruments The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:				
4.875% Convertible senior subordinated notes (see Notes 3 and 4)	$83,779	$133,041	$ –	$ –
11% Senior Notes (see Notes 3 and 4)	1,938	2,110	118,477	131,150
Interest rate swap arrangement (see Note 4)	$ –	$ –	$ 1,198	$ 1,198

At December 31, 2004, the carrying amount of the convertible senior subordinated notes is net of the unamortized discount, and the estimated fair value is based upon the quoted market price. The carrying amount of the 11% Senior Notes is net of unamortized discount and unamortized net deferred gains on terminations of interest rate swaps. The estimated fair value of the 11% Senior Notes is based upon the redemption price payable for the 11% Senior Notes on May 1, 2005, the first date upon which the remaining 11% Senior Notes are redeemable.

At December 31, 2003, the carrying amount of the 11% Senior Notes includes a $1,198 reduction to reflect the fair value of the interest rate swap arrangement that was effective in hedging the fair value of the Senior Notes and is net of unamortized discount and deferred gains as described above. The estimated fair value of the 11% Senior Notes is based on quoted market price. The estimated fair

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

value of the interest rate swap arrangement represented the amount that the Company would pay to terminate the agreement, taking into account interest rates at December 31, 2003. The Company's other financial instruments approximate fair value due to the short-term or variable rate nature of those assets and liabilities.

n. Accrued Liabilities Accrued liabilities are summarized as follows:

December 31,	2004	2003
Acquisition obligation (see Note 2)	$ –	$20,471
Accrued compensation and related liabilities	10,262	7,719
Other	11,304	13,149
	$21,566	$41,339

o. Stock Option Plans As described in Note 6, the Company offers various stock option plans for its employees, officers, independent contractors and consultants. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on earnings (loss) from continuing operations and earnings (loss) per share from continuing operations if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), to stock-based employee compensation.

Years Ended December 31,	2004	2003	2002
Earnings (loss) from continuing operations available to common shareholders	$(3,214)	$ 6,010	$(15,040)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,408)	(1,579)	(1,290)
Pro forma earnings (loss) from continuing operations available to common shareholders	$(4,622)	$ 4,431	$(16,330)
Earnings (loss) per common share from continuing operations:			
Basic – as reported	$ (0.21)	$ 0.40	$ (1.08)
Basic – pro forma	$ (0.30)	$ 0.29	$ (1.17)
Diluted – as reported	$ (0.21)	$ 0.39	$ (1.08)
Diluted – pro forma	$ (0.30)	$ 0.29	$ (1.17)

p. Net Earnings (Loss) Per Share of Common Stock Basic net earnings (loss) per common share are based on the weighted average number of common shares outstanding. Diluted net earnings (loss) per common share are based on the weighted average number of common shares outstanding and dilutive potential common shares, such as dilutive stock options, determined using the treasury stock method, and dilutive contingent convertible debt, determined using the if-converted method.

The computations for basic and diluted net earnings (loss) per common share are as follows:

Years Ended December 31,	2004	2003	2002
Basic			
Earnings (loss) from continuing operations	$ (3,214)	$6,010	$(15,040)
Earnings (loss) from discontinued operations	30,280	1,296	(1,286)
Net earnings (loss)	$27,066	$7,306	$(16,326)
Weighted average number of common shares outstanding	15,520	15,198	13,964
Net earnings (loss) per common share:			
Continuing operations	$ (0.21)	$ 0.40	$ (1.08)
Discontinued operations	1.95	0.08	(0.09)
	$ 1.74	$ 0.48	$ (1.17)
Diluted			
Earnings (loss) from continuing operations	$ (3,214)	$6,010	$(15,040)
Earnings (loss) from discontinued operations	30,280	1,296	(1,286)
Net earnings (loss)	$27,066	$7,306	$(16,326)
Shares:			
Weighted average number of common shares outstanding	15,520	15,198	13,964
Shares issuable from assumed exercise of options	–	344	–
	15,520	15,542	13,964
Net earnings (loss) per common share:			
Continuing operations	$ (0.21)	$ 0.39	$ (1.08)
Discontinued operations	1.95	0.08	(0.09)
	$ 1.74	$ 0.47	$ (1.17)

The calculation of diluted earnings (loss) per share excludes 2,498,100, 847,500 and 2,062,500 shares in the years ended December 31, 2004, 2003 and 2002, respectively, since the effect of assumed exercise of the related options would be antidilutive. In 2004, the diluted loss per share also excludes 4,388,000 shares from the assumed conversion of the 4.875% convertible senior subordinated notes, since the effect would be antidilutive.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

q. Comprehensive Earnings (Loss) Comprehensive earnings (loss) generally include all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive earnings (loss) consist of net earnings (loss), foreign currency translation adjustments and changes in unrealized appreciation on available-for-sale securities (net of income taxes).

r. Reclassifications Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform to presentations adopted in 2004.

s. Recently Issued Accounting Standards In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R"). SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The Statement is effective for the first interim period or annual period that begins after June 15, 2005. The Company has concluded that SFAS 123R will have a negative impact on its financial position and results of operations. If the Company elects the retrospective method, the expected impact of expensing existing stock options, as well as the impact of any anticipated stock option grants and restricted stock awards, is approximately $0.10 to $0.15 per share in 2005. If the Company elects the prospective method, the expected impact of expensing stock options, as well as the impact of any anticipated stock option grants and restricted stock awards, is approximately $0.05 to $0.08 per share in 2005. The Company does not expect the impact of SFAS 123R to have a material impact on its cash flow or liquidity. See Note 6 to the consolidated financial statements for assumptions used calculating the fair value of employee stock options.

NOTE 2: ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

On June 30, 2004, the Company completed the sale of substantially all of the assets of its domestic direct-to-consumer diabetic and respiratory supplies business to a private equity firm. As a result, the accompanying consolidated financial statements reflect the operations of this division as discontinued operations for all periods presented. The Company received cash proceeds, net of transaction costs, of $101,055. The sale resulted in a gain of $51,812, or $30,938 net of income taxes. The assets sold consisted primarily of property and equipment and other assets, and are reflected as "assets of discontinued operation sold" on the consolidated balance sheets. "Assets of discontinued operation sold" also includes goodwill and intangible assets sold of $16,290. The buyer also assumed certain accrued liabilities. The accounts receivable of the business and certain other assets and liabilities were excluded from the sale and retained by the Company. The accounts and rebates receivable of $2,982, net, and $27,435, net, are reflected in "other receivables" on the consolidated balance sheets at December 31, 2004 and 2003, respectively.

In connection with the sale, the Company increased the allowance for doubtful accounts for the retained receivables by $11,900 to provide for the estimated effect the sale of the business and the decision in the fourth quarter of 2004 to outsource the collection effort to a third party could have on collections. Also related to the sale, liabilities totaling $1,513 were recorded for employee termination benefits and other costs related to the discontinued operations. Both charges are included as part of the gain on sale, since the effects are a direct result of the decision to dispose of the business. As of December 31, 2004, the reserve balance of $918 for employee termination benefits and other costs is included in "accrued liabilities" on the consolidated balance sheets. A reconciliation of the beginning accrued liability and the balance at December 31, 2004 follows.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Type of Charge	Beginning Accrual June 30, 2004	Payments	Adjustments	Balance December 31, 2004
Employee termination benefits	$ 685	$(224)	$(131)	$330
Contractual obligations	430	(100)	–	330
Transaction costs	173	(173)	–	–
Other accruals	225	(111)	144	258
Total	$1,513	$(608)	$ 13	$918

The adjustments for employee termination benefits and other accruals relates to revisions to estimates for future obligations. The Company estimates remaining payments on the above liability to be paid in 2005.

In February 2001, the Company completed the sale of the business and certain assets of Quality Diagnostic Services, Inc. ("QDS") and received cash proceeds totaling approximately $18,000. The accounts receivable of QDS, were excluded from the sale. In 2002, cash flows from collections of QDS' accounts receivable, less costs of collection, was $642. In 2002, the Company recorded an additional loss, net of income taxes, of approximately $682 as a result of greater than expected costs of collection and lower than expected cash receipts from the retained receivables. Of this amount, $124 was included in earnings (loss) from discontinued operations, and $558 was included in gain (loss) on disposal.

The operating results of discontinued operations are as follows:

Years Ended December 31,	2004	2003	2002
Revenues	$41,180	$74,524	$65,019
Earnings (loss) from discontinued operations, net of income tax benefit (expense) of $897, $(1,005) and $163 in 2004, 2003 and 2002, respectively	(658)	1,296	(728)
Gain (loss) on disposal of discontinued operations, net of income tax benefit (expense) of $(20,874) and $342 in 2004 and 2002, respectively	30,938	–	(558)
Earnings (loss) from discontinued operations	$30,280	$ 1,296	$ (1,286)

On September 30, 2002, the Company acquired all of the issued and outstanding stock of Quality Oncology, Inc. ("QO"), a national provider of cancer disease management services, for consideration valued for financial statement purposes at $19,751. Under the terms of the agreement, the Company initially paid $3,255 in cash and issued approximately 1,335,000 shares of common stock. An additional 63,000 shares were issued in February 2003 pursuant to a purchase price adjustment. On June 30, 2004, the Company paid $20,480 in cash as additional financial consideration based upon QO's 2003 operating results. Results of operations of QO have been included in the consolidated statement of operations of the Company effective October 1, 2002.

Effective June 14, 2002, the Company acquired MarketRing.com, Inc. ("MarketRing"), a healthcare information technology company. For financial statement purposes, the acquisition was recorded at fair value of $4,087 and was paid by the issuance of approximately 402,000 shares of common stock. In 2002, the Company recorded goodwill of $2,787 related to this acquisition. In 2003, the Company issued approximately 39,000 additional shares related to the acquisition. An additional $419 of goodwill was recorded in 2003 related to the acquisition. The Company's financial statements include the operations of MarketRing commencing on June 14, 2002.

In 2003, the Company purchased the assets of a healthcare management firm specializing in case and utilization management for consideration, net of cash acquired, of $603. An additional $200 was paid in 2004 on the anniversary of the acquisition in accordance with the terms of the agreement.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 3: LONG-TERM DEBT

Long-term debt is summarized as follows:

December 31,	2004	2003
Unsecured 11% senior notes, net of unamortized discount of $77 and $5,766 at December 31, 2004 and 2003, respectively, plus unamortized deferred gains resulting from termination of interest rate swaps of $15 and $2,243 at December 31, 2004 and 2003, respectively; interest payable semi-annually on May 1 and November 1, maturing May 2008	$ 1,938	$118,477
Unsecured 4.875% convertible senior subordinated notes, net of unamortized discount of $2,471 at December 31, 2004, interest payable semi-annually on May 1 and November 1, maturing May 2024	83,779	–
Revolving credit facility; interest at LIBOR plus 2.9% payable monthly; currently effective until October 2005	–	2,418
Capital lease obligations; interest ranging from approximately 5.5% to 18.1% with various monthly payments and maturing at various dates through March 2007 (Note 8)	107	240
Other debt; interest rate 3.1%; payable in monthly installments through May 2005	792	673
Total long-term debt	86,616	121,808
Less current installments	(865)	(803)
Long-term debt, excluding current installments	$85,751	$121,005

On March 29, 2004, the Company commenced a tender offer for all of its unsecured 11% Senior Notes, which had an aggregate principal amount of $122,000. The Company received valid tenders from holders of $120,000 in aggregate principal amount of the 11% Senior Notes. On June 30, 2004, the Company completed the repurchase of the 11% Senior Notes tendered in the tender offer with proceeds from the issuance of convertible senior subordinated debt as described below and with the proceeds from the sale of assets of the pharmacy and supplies business (see Note 2). The retirement of the 11% Senior Notes resulted in a loss of $22,886, or $14,144 after taxes. Additionally, in connection with the tender offer, the holders of the 11% Senior Notes consented to amend the indenture governing the 11% Senior Notes to eliminate substantially all of the restrictive covenants, certain related events of default and certain other terms applicable to the $2,000 of 11% Senior Notes not purchased in the tender offer.

On May 5, 2004, the Company completed the sale of $75,000 in aggregate principal amount of 4.875% convertible senior subordinated notes due 2024. On June 3, 2004, the initial purchaser of the notes exercised its option to purchase an additional $11,250 in aggregate principal amount of the notes. The notes are convertible into shares of the Company's common stock at a conversion rate of 50.873 shares per $1 principal amount of the notes (equal to an initial conversion price of approximately $19.64 per share). Interest is payable on May 1 and November 1 of each year, beginning in November 2004. The notes are unsecured and are guaranteed by certain of the Company's domestic subsidiaries. The Company used the proceeds, net of discount, of $83,705 from the issuance of the convertible senior subordinated notes to partially fund the repurchase of $120,000 in aggregate principal amount of 11% Senior Notes tendered in the tender offer as described above.

The Company also has available a revolving credit facility with a borrowing capacity of the lesser of $35,000 or 80% of eligible accounts receivable. The facility is collateralized by cash, accounts receivable, inventories, intellectual property and certain other assets of the Company. Borrowings under this facility bear interest at the LIBOR rate plus 2.9% (5.18% at December 31, 2004), and the facility requires a non-utilization fee of 0.5% of the unused borrowing capacity. Interest and the non-utilization fee are payable monthly. The facility is effective until October 2005. Thereafter, the term will be automatically extended for annual successive periods unless either party provides notice to the contrary not less than 60 days prior to the end of the period. As of December 31, 2004, there was no outstanding balance, and approximately $23.1 million was available for borrowing under this credit facility.

As discussed above, amendments were made to the indenture governing the 11% Senior Notes that eliminated substantially all of the restrictive covenants and certain events of default and related provisions related to the remaining $2,000 of 11% Senior Notes. The amendments will provide the Company with increased operating and financial flexibility. The Company, however, is still bound by covenants contained in the indenture for the convertible senior subordinated notes and the revolving credit facility agreement. Covenants in these instruments limit the ability of the Company to, among other things, incur indebtedness and liens, pay dividends, repurchase shares, enter into merger agreements, make investments, engage in new business activities unrelated to the Company's current business or sell assets. In addition, under the credit facility, the Company is required to maintain certain financial ratios. As of December 31, 2004, the Company was in compliance with the financial covenants in its credit instruments.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Approximate aggregate minimum annual payments due on long-term debt, excluding the unamortized discount and deferred gains on interest rate swaps, for the five years subsequent to December 31, 2004 and thereafter are as follows:

2005	$ 865
2006	34
2007	–
2008	2,000
2009	–
Thereafter	83,717
	$86,616

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

The Company has periodically used interest rate swap agreements to hedge against changes in the fair value of the 11% fixed-rate debt obligation and to lower overall borrowing rates. Due to the retirement of a portion of the 11% Senior Notes (see Note 3), the Company does not intend to enter into any additional interest rate swap arrangements to hedge against the interest on the remaining $2,000 of 11% Senior Notes.

Effective March 5, 2003, the Company entered into an interest rate swap agreement with a bank involving $50,000 of the Company's 11% Senior Notes, which were scheduled to mature in 2008. Under this arrangement, the bank was obligated to pay the Company an 11% fixed rate of interest semi-annually in arrears on May 1 and November 1. The Company was obligated to pay the bank semi-annually in arrears on May 1 and November 1 a variable rate of interest based on the six-month LIBOR rate plus 7.535% (determined at the end of the period). The variable rate at December 31, 2003 of 8.7542% reflected a rate reduction of 2.2458%. Effective August 18, 2003, the Company entered into a second interest rate swap agreement with the same bank for an additional $25,000 of the Company's Senior Notes with terms as described above, except that the variable rate of interest for this second agreement was based on the six-month LIBOR rate plus 6.7450% (also determined at the end of the period). The variable rate at December 31, 2003 of 7.9642% reflected a rate reduction of 3.0358%. In January 2004, both interest rate swaps were terminated, and the Company paid $315 to the bank. Under the swap agreements, the Company was required to maintain cash collateral with the bank. The collateral requirement was determined based on an initial base amount of $1,500 and varied based on fluctuations in market exposure. At December 31, 2003, the collateral totaled $1,742 of which $927 was included in "other assets" on the consolidated balance sheet, and $815 was included in cash and cash equivalents.

After the swaps were terminated in January 2004, the Company entered into a new interest rate swap agreement with the bank with a notional amount of $75,000. Under this arrangement, the bank was obligated to pay the Company an 11% fixed rate of interest semi-annually in arrears on May 1 and November 1. The Company was obligated to pay the bank semi-annually in arrears on May 1 and November 1 a variable rate of interest based on the six-month LIBOR rate plus 7.1000% (determined at the end of the period). In April 2004, this interest rate swap was terminated, and the Company paid $214 to the bank.

In May 2004, the Company entered into a new interest rate swap agreement with a bank for a notional amount of $100,000. Under this arrangement, the bank was obligated to pay the Company an 11% fixed rate of interest semi-annually in arrears on May 1 and November 1. The Company was obligated to pay the bank semi-annually in arrears on May 1 and November 1 a variable rate of interest. This interest rate swap was terminated in June 2004, prior to the retirement of the $120,000 in principal amount of the 11% Senior Notes, and the Company paid $464 to the bank.

Due to the retirement of a portion of the 11% Senior Notes a proportionate share of the net unamortized deferred gains resulting from the termination of the interest rate swaps was included in the loss on retirement of the 11% Senior Notes. The remaining balance of deferred gain of $15 is being amortized as a decrease to interest expense over the remaining term of the 11% Senior Notes (May 2008).

The Company reflected interest rate swap agreements on the consolidated balance sheet at fair value, which was based upon the estimated amount required to settle the agreement. The carrying value of the related portion of fixed-rate debt being hedged was adjusted by the change in fair value of the portion of the debt hedged by the interest rate swap attributable to the interest rate risk. In addition, the change during the period in the fair value of the interest rate swap agreements, as well as the change in the adjusted carrying value of the related portion of the fixed-rate debt that was being hedged, had offsetting effects on net interest expense in the consolidated condensed statements of operations, since the interest rate swaps were fully effective. Interest expense was reduced by $685, $1,104 and $994 in 2004, 2003 and 2002, respectively as a result of the lower variable interest rates on the swaps. There were no swap agreements in effect as of December 31, 2004.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 5: INCOME TAXES

The components of earnings (loss) from continuing operations before income taxes are as follows:

Years Ended December 31,	2004	2003	2002
Domestic	$(12,418)	$ 4,821	$(23,192)
Foreign	6,867	5,410	3,739
Total earnings (loss) from continuing operations before income taxes	$ (5,551)	$10,231	$(19,453)

The components of the income tax expense (benefit) from continuing operations consisted of:

Years Ended December 31,	2004	2003	2002
Current tax expense:			
U.S. federal	$ 788	$ –	$ –
State and local	124	33	21
Non-U.S.	2,711	2,430	1,285
Total current tax expense	3,623	2,463	1,306
Deferred tax expense (benefit):			
U.S. federal	(4,417)	1,430	(4,801)
State and local	(1,543)	328	(918)
Non-U.S.	–	–	–
Total deferred tax expense (benefit)	(5,960)	1,758	(5,719)
Total income tax expense (benefit)	$(2,337)	$4,221	$(4,413)

Below is a reconciliation of the expected income tax expense (benefit) from continuing operations – (based on the U.S. federal statutory income tax rate of 35% in 2004 and 2003 and 34% in 2002) to the actual income tax expense (benefit):

Years Ended December 31,	2004	2003	2002
Computed expected income tax expense (benefit)	$(1,943)	$3,581	$(6,614)
Effect of:			
State and local income taxes, net of federal effect	(922)	235	(592)
Non-U.S. municipal taxes and tax rate differences	367	431	150
Nondeductible expenses	435	289	3,074
Nontaxable income of captive insurance subsidiary	(270)	(272)	(266)
Other, net	(4)	(43)	(165)
Income tax expense (benefit)	$(2,337)	$4,221	$(4,413)

At December 31, 2004 and 2003, the deferred income tax assets consist of future tax benefits attributable to:

December 31,	2004	2003
Deferred income tax assets (liabilities):		
Current:		
Allowance for doubtful accounts and other receivables	$ 6,029	$ 2,820
Accruals and reserves not deducted for tax purposes	3,644	3,646
Deferred gain from terminations of interest rate swaps	2	198
	9,675	6,664
Non-current:		
Accruals and reserves not deducted for tax purposes	–	118
Depreciation and amortization	(8,523)	(6,146)
Supplemental executive retirement plan	1,510	1,771
Deferred gain from terminations of interest rate swaps	4	674
Net operating loss carryforwards	15,564	27,731
Credit carryforwards	3,174	2,043
Other	(25)	333
	11,704	26,524
Total deferred income tax assets	$21,379	$33,188

Based on projections of taxable income in 2005 and future years, management believes that it is more likely than not that the Company will fully realize the value of the recorded deferred income tax assets. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2004, the Company had the following estimated operating loss carryforwards available for federal income tax reporting purposes to be applied against future taxable income with the corresponding tax year of expiration:

2011	$ 6,246
2012	1,824
2018	414
2019	355
2020	436
2021	462
2022	10,412
2023	15,901
2024	429
	$36,479

The Company also has available alternative minimum tax ("AMT") credit carryforwards of approximately $2,831 available to offset regular income tax, if any, in future years. The AMT credit carryforwards do not expire. The AMT net operating loss carryforward is approximately $63,351.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

The Company undergoes audits of its various tax returns from time to time. The Company records refunds from audits when receipt is assured and assessments when the loss is probable.

NOTE 6: SHAREHOLDERS' EQUITY

Stock Option Plans During 2004, the Board of Directors of the Company adopted the 2004 Stock Incentive Plan for employees, officers, independent contractors and consultants of the Company. The 2004 Stock Incentive Plan has three components: a stock option component, a stock bonus/stock purchase component and a stock appreciation rights component. Options, stock bonuses and rights to purchase the Company's common stock may be granted to exercise or purchase an aggregate of not more than 375,000 shares of the Company's common stock (subject to adjustment to reflect certain acquisitions). The 2004 Stock Incentive Plan contains a $100 limitation on the aggregate fair market value of incentive stock options which first become exercisable by an optionee in any calendar year. Also, the maximum number of shares of stock with respect to which stock appreciation rights or options to acquire stock may be granted, or sales or bonus grants of stock may be made, to any individual per calendar year shall not exceed 100,000 shares (subject to adjustment to reflect certain acquisitions). The term of each option is ten years from the date of grant. The options are exercisable based on established performance goals and are fully vested at five years.

During 2002, the Board of Directors of the Company adopted the 2002 Stock Incentive Plan for employees, officers, independent contractors and consultants of the Company. The 2002 Stock Incentive Plan also has three components: a stock option component, a stock bonus/stock purchase component and a stock appreciation rights component. Options, stock bonuses and rights to purchase the Company's common stock may be granted to exercise or purchase an aggregate of not more than 375,000 shares of the Company's common stock (subject to adjustment to reflect certain acquisitions). The 2002 Stock Incentive Plan contains a $100 limitation on the aggregate fair market value of incentive stock options which first become exercisable by an optionee in any calendar year. Also, the maximum number of shares of stock with respect to which stock appreciation rights or options to acquire stock may be granted, or sales or bonus grants of stock may be made, to any individual per calendar year shall not exceed 100,000 shares (subject to adjustment to reflect certain acquisitions). The term of each option is ten years from the date of grant. The options are exercisable based on established performance goals and are fully vested at four years.

During 2001, the Board of Directors of the Company adopted the 2001 Stock Incentive Plan for employees, officers, independent contractors and consultants of the Company. The 2001 Stock Incentive Plan also has three components: a stock option component, a stock bonus/stock purchase component and a stock appreciation rights component. Under the terms of this plan, a total of 375,000 shares of common stock were reserved for issuance. The 2001 Stock Incentive Plan contains a $100 limitation on the aggregate fair market value of incentive stock options that become exercisable by an individual in any calendar year. Additionally, the maximum number of shares of stock with respect to which stock appreciation rights or options to acquire stock may be granted, or sales or bonus grants of stock may be made, to any individual per calendar year shall not exceed 100,000 shares. The term of each option is ten years from the date of grant. The options are exercisable based on established performance goals and are fully vested at four years.

During 2000, the Board of Directors of the Company adopted the 2000 Non-employee Director Stock Option Plan, which provides for the issuance of non-qualified stock options to the Company's non-employee directors. Under the terms of this plan, as amended in 2002, a total of 168,750 shares of common stock were reserved for issuance. The options are granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant and vest monthly over 12 months from the date of grant. The term of each option is ten years from the date of grant.

The weighted average fair value of the individual options granted during 2004, 2003 and 2002 is estimated at $10.53, $5.45, and $6.10, respectively, on the date of grant. The fair values for those years were determined using the Black-Scholes option-pricing model with the following assumptions.

	2004	2003	2002
Dividend yield	None	None	None
Volatility	67%	72%	74%
Risk-free interest rate	3.43%	2.97%	3.82%
Expected life	5 Years	5 Years	5 Years

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

A summary of stock option transactions under these plans is shown below:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,584,102	$10.81	2,062,338	$12.01	2,157,707	$13.36
Granted	677,857	17.88	845,829	8.85	716,151	9.67
Exercised	(526,619)	11.42	(44,106)	10.03	(121,826)	14.09
Canceled	(237,187)	8.90	(279,959)	13.76	(689,694)	13.31
Outstanding at end of year	2,498,153	$12.62	2,584,102	$10.81	2,062,338	$12.01
Exercisable at end of year	885,134	$12.29	854,874	$13.30	808,305	$14.93

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 4.57 –$10.00	674,496	7.6	$ 6.87	211,878	$ 7.98
$10.00 –$20.00	1,679,517	7.4	14.02	626,975	12.94
$20.00 –$30.00	144,140	7.4	23.21	46,281	23.16
	2,498,153		$12.62	885,134	$12.29

Employee Stock Purchase Plan The Company maintains an Employee Stock Purchase Plan (the "Purchase Plan") to encourage ownership of its common stock by employees. The Purchase Plan provides for the purchase of up to 187,500 shares of the Company's common stock by eligible employees of the Company and its subsidiaries. Under the Purchase Plan, the Company may conduct an offering each fiscal quarter of its common stock to eligible employees. The participants in the Purchase Plan can elect to purchase common stock at the lower of 85% of the fair market value per share on either the first or last business day of the quarter, limited to a maximum of either 10% of the employee's compensation or 375 shares of common stock per quarter. A participant immediately ceases to be a participant in the Purchase Plan upon termination of his or her employment for any reason. During 2004, 2003 and 2002, respectively, approximately 49,000, 62,000 and 15,000 shares of common stock were issued under the Purchase Plan.

Shareholders' Rights Plan In connection with the 1996 merger of Tokos Medical Corporation (Delaware) and Healthdyne, Inc., the Company established a Shareholders' Rights Agreement. The new holding company adopted a substantially identical Shareholders' Rights Agreement in December 2004. If a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or announces a tender offer or exchange that would result in the acquisition of a beneficial ownership of 20% or more of the Company's outstanding common stock, the rights detach from the common stock and are distributed to shareholders as separate securities. Each right entitles its holder to purchase one one-hundredth of a share (a unit) of common stock, at a purchase price of $1.63 per unit. The rights, which do not have voting power, expire on March 9, 2006 unless previously distributed and may be redeemed by the Company in whole at a price of $0.01 per right any time before and within ten days after their distribution. If the Company is acquired in a merger or other business combination transaction, or 50% of its assets or earnings power are sold at any time after the rights become exercisable, the rights entitle a holder to buy a number of common shares of the acquiring company having a market value of twice the exercise price of the right. If a person acquires 20% of the Company's common stock or if a 15% or larger holder merges with the Company and the common stock is not changed or exchanged in such merger, or engages in self-dealing transactions with the Company, each right not owned by such holder becomes exercisable for the number of common shares of the Company having a market value of twice the exercise price of the right.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Retirement of Note Receivable from Shareholder Selling and administrative expenses for 2002 included a non-cash charge of $2,508 related to the retirement of a $3,500 note receivable from a former executive acquired from a predecessor organization. The note, which matured on June 30, 2002, stipulated that the balance could be settled in full by surrender of collateral consisting of 187,500 shares of the Company's common stock. The settlement generated a charge equal to the difference between the book value of the note and the closing market value on June 30, 2002 of the 187,500 shares.

NOTE 7: EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) defined contribution plan for the benefit of its employees. The Company's obligation for contributions under the 401(k) plan is limited to each participant's contribution but not more than 3% of the participant's compensation. Discretionary Company contributions are allowed under the plan. Contributions to the plan in the years ended December 31, 2004, 2003 and 2002 were approximately $1,232, $1,019 and $887, respectively.

During 1997, the Company established a split-dollar life insurance contract for the benefit of a certain select group of senior management. Under the terms of the contract, the participants or their beneficiaries were entitled to the greater of the contract's cash surrender value or the contract's targeted benefit, less insurance premiums paid by the Company. On December 31, 2002, the Company terminated the contracts for certain former employees and the Company's Chairman and Chief Executive Officer and restructured the contracts for other current employees by replacing the split-dollar life insurance contracts with a Supplemental Executive Retirement Plan ("SERP"). Under the SERP plan, individual trust accounts were opened and funded equal to the December 31, 2002 net present value of the targeted benefit under the prior split-dollar plan. Benefits vest under the SERP based on age and years of service with 100% vesting obtained at age 55 and 15 years of service. Earlier vesting may occur upon a change in control or other events as defined in the agreement. The Company recorded a charge of $14,247 in 2002 in connection with the termination and restructuring of the split-dollar plan. The amount represented the net present value of the targeted benefits under the plan (including tax mitigation amounts) of approximately $13,668, and $579 related to transaction costs and the net shortfall in the refund of cumulative premiums paid by the Company. The Company satisfied its obligations to participants by relinquishing its collateral interests in the split-dollar policies and through net incremental payments of approximately $3,086 (the effect of which was mitigated by the elimination of future premium obligations of $3,694). During 2004 and 2003, $162 and $170, respectively, were expensed related to the SERP and an additional $685 is expected to be expensed over the next seven years of expected service by the respective current employees. During 2004, the Company paid benefits of $1,200 in accordance with the plan. The liability under the SERP plan as of December 31, 2004 and 2003 was $3,882 and $4,554, respectively, and is recorded in "other long-term liabilities" on the consolidated balance sheets. The fair value of the assets in the SERP of $3,435 and $3,949 at December 31, 2004 and 2003, respectively, is recorded in "other assets" in the consolidated balance sheets.

NOTE 8: COMMITMENTS

The Company is committed under noncancelable lease agreements for facilities and equipment. Future minimum operating lease payments and the present value of the future minimum capital lease payments as of December 31, 2004 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases
2005	$ 5,016	$ 78
2006	4,128	36
2007	3,735	–
2008	2,981	–
2009	2,314	–
Thereafter	1,084	–
	$19,258	114
Less interest		(7)
Present value of future minimum capital lease payments		$107

Amortization of capital leased assets is included in depreciation expense. Rental expense for cancelable and noncancelable leases was approximately $6,155, $5,673, and $5,666 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 9: CONTINGENCIES AND CONCENTRATIONS

The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated balance sheet, results of operations or liquidity.

A *qui tam* action has been filed in the United States District Court for the Western District of Virginia by a former employee of the Company's former domestic pharmacy and supplies division, against the Company and its subsidiary, Diabetes Self-Care, Inc. The complaint alleges improper claims by Diabetes Self-Care, Inc. for Medicare payments and seeks treble damages and civil penalties in unspecified amounts. As is required by law, the federal government is conducting an investigation of the complaint to determine

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

if it will intervene or join in this suit. We are cooperating fully with the investigation. This matter is still in its preliminary stages, and we are unable to predict the ultimate disposition of the action or the investigation.

The Company's subsidiary, Facet Technologies, LLC ("Facet"), currently purchases virtually all of the components for its products from one supplier, who has been a supplier to Facet for more than 15 years. Under the agreement, some terms, such as pricing, are negotiated annually while others, such as the exclusivity arrangement, are renewable after longer periods. The exclusivity provisions of the agreement will expire December 2005. Termination of this agreement could cause an interruption in supply and a possible loss of sales, which would affect operating results adversely.

NOTE 10: QUARTERLY FINANCIAL INFORMATION – UNAUDITED

Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended December 31, 2004 and 2003.

	Quarter			
2004	Fourth	Third	Second	First
Revenues	$79,211	$75,995	$ 71,946	$67,230
Net earnings (loss)				
Continuing operations	$ 4,155	$ 4,210	$(11,855)	$ 276
Discontinued operations	(2,589)	(917)	33,132	654
Total	$ 1,566	$ 3,293	$ 21,277	$ 930
Net earnings (loss) per diluted common share				
Continuing operations	$ 0.23	$ 0.24	$ (0.77)	$ 0.02
Discontinued operations	(0.12)	(0.05)	2.15	0.04
Total	$ 0.11	$ 0.19	$ 1.38	$ 0.06

	Quarter			
2003	Fourth	Third	Second	First
Revenues	$67,175	$63,069	$ 61,602	$60,477
Net earnings (loss)				
Continuing operations	$ 2,270	$ 1,669	$ 973	$ 1,098
Discontinued operations	(204)	707	771	22
Total	$ 2,066	$ 2,376	$ 1,744	$ 1,120
Net earnings (loss) per diluted common share				
Continuing operations	$ 0.14	$ 0.11	$ 0.06	$ 0.07
Discontinued operations	(0.01)	0.04	0.05	–
Total	$ 0.13	$ 0.15	$ 0.11	$ 0.07

The sum of the four quarterly net earnings (loss) per diluted common share amounts may not equal the annual amount reflected on the consolidated statements of operations due to the timing of quarterly net earnings (loss), the dilutive effect of the conversion of the 4.875% convertible senior subordinated notes during certain of the quarter periods and rounding.

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 11: BUSINESS SEGMENT INFORMATION

The Company's operating segments represent the business units for which management regularly reviews discrete financial information and evaluates performance based on operating earnings of the respective business unit. The Company has aggregated the business units into reportable business segments based on common economic and market characteristics.

The Company has two reportable business segments: Health Enhancement and Women's and Children's Health. The Health Enhancement segment is comprised of the Company's disease management business, its foreign diabetes supply operation and its diabetes product design, development and assembly operation. The Health Enhancement segment currently offers disease management services for diabetes, cardiovascular disease, respiratory disorders, cancer, depression, chronic pain and hepatitis C. The Health Enhancement segment also includes Facet, a leading designer, developer, assembler and distributor of products for the diabetes market. In June 2004, the Company sold substantially all of the assets of the pharmacy and supplies division of this segment (see Note 2). The results of operations of this business are classified as discontinued operations and are not included in the Company's segment information.

The Women's and Children's Health segment offers a wide range of clinical and disease management services designed to assist physicians and payors in the cost-effective management of maternity patients, including those with gestational diabetes, hypertension, hyperemesis, anticoagulation disorders and those experiencing, or at risk of, preterm labor. In addition, the Company is developing services for infants and children through neonatal intensive care case management and delivery of specialty pharmaceuticals.

The accounting policies of the reportable business segments are the same as those described in the summary of significant accounting policies for the consolidated entity. Severance and related costs of $1,740 and $503 were incurred in the Health Enhancement and Women's and Children's Health segments, respectively, during the year ended December 31, 2002. Operating earnings (loss) by business segment exclude interest income and interest expense. An allocation of corporate expenses for shared services has been charged to the segments.

Summarized financial information as of and for the years ended December 31, 2004, 2003 and 2002 by business segment follows:

	Revenues			Earnings (Loss) from Continuing Operations Before Income Taxes		
	2004	2003	2002	2004	2003	2002
Health Enhancement	$201,639	$157,929	$114,516	$ 29,701	$ 18,669	$ 10,451
Women's and Children's Health	92,768	94,423	98,158	7,072	13,393	12,564
Intersegment sales	(25)	(29)	(62)	–	–	–
Total segments	294,382	252,323	212,612	36,773	32,062	23,015
General corporate	–	–	–	(10,584)	(9,455)	(25,684)
Interest expense, net	–	–	–	(9,793)	(13,842)	(13,624)
Other income (expense), net	–	–	–	(21,947)	1,466	(3,160)
	$294,382	$252,323	$212,612	$ (5,551)	$ 10,231	$(19,453)

	Identifiable Assets			Depreciation and Amortization		
	2004	2003	2002	2004	2003	2002
Health Enhancement	$199,151	$189,575	$157,988	$2,845	$2,286	$1,712
Women's and Children's Health	32,094	31,633	31,265	1,683	2,303	2,370
General corporate	73,237	75,665	65,045	1,115	1,537	2,141
Assets of discontinued operation sold	–	36,609	37,109	–	–	–
	$304,482	$333,482	$291,407	$5,643	$6,126	$6,223

	Capital Expenditures		
	2004	2003	2002
Health Enhancement	$2,593	$3,858	$6,598
Women's and Children's Health	2,129	2,856	2,131
General corporate	4,987	1,376	1,214
	$9,709	$8,090	$9,943

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

The Company's revenues from operations outside the U.S. were approximately 24% of total revenues in 2004 and 2003, and 22% of total revenues in 2002. Total assets for operations outside the U.S. were $26,887 and $22,400 at December 31, 2004 and 2003, respectively. During 2004, no single customer accounted for more than 10% of consolidated net revenues. Sales to a single customer within the Health Enhancement segment represented approximately 10% of consolidated net revenues in 2003 and 2002.

NOTE 12: SUPPLEMENTAL GUARANTOR/NON-GUARANTOR FINANCIAL INFORMATION

Supplemental financial information is being provided in connection with the Company's 4.875% convertible senior subordinated notes and the 11% Senior Notes, both of which are unconditionally guaranteed by the Company and certain of its domestic subsidiaries. All guarantees are joint and several, and each of the subsidiaries is 100% owned by the Company.

The following financial information presents the consolidating condensed balance sheets, statements of operations and cash flows of the Company, the guarantor domestic subsidiaries on a combined basis and the non-guarantor foreign subsidiaries on a combined basis. The guarantor domestic subsidiaries of the convertible senior subordinated notes are also guarantor domestic subsidiaries of the 11% Senior Notes. As a result, the financial information for these subsidiaries is included in both columns on each statement for each period presented.

Consolidating Condensed Balance Sheets (Unaudited)
December 31, 2004

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
ASSETS						
Cash and cash equivalents	$ 34,576	$ 599	$ 738	$ 2,071	$ –	$ 37,385
Restricted cash	823	3,000	3,000	-	–	3,823
Trade accounts receivable, net	–	31,814	35,644	9,959	–	45,603
Inventories	–	11,808	11,944	13,256	–	25,200
Other current assets	15,622	976	1,299	610	–	17,531
Total current assets	51,021	48,197	52,625	25,896	–	129,542
Property and equipment, net	6,244	10,250	15,646	991	–	22,881
Intangible assets, net	–	120,884	131,138	4,171	–	135,309
Investment in subsidiaries	134,993	–	–	–	(134,993)	-
Deferred income taxes	11,702	–	2	–	–	11,704
Other assets	6,971	172	754	–	(2,679)	5,046
	$ 210,931	$ 179,503	$ 200,165	$ 31,058	$(137,672)	$ 304,482
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current installments of long-term debt	$ 807	$ 25	$ 58	$ –	$ –	$ 865
Other current liabilities	13,703	21,691	28,115	10,950	–	52,768
Total current liabilities	14,510	21,716	28,173	10,950	–	53,633
Long-term debt, excluding current installments	85,717	–	34	2,679	(2,679)	85,751
Intercompany	230,153	(191,685)	(214,801)	(15,352)	–	–
Other long-term liabilities	5,147	291	291	–	–	5,438
Total liabilities	335,527	(169,678)	(186,303)	(1,723)	(2,679)	144,822
Shareholders' equity:						
Common stock	159	–	–	–	–	159
Additional paid-in capital	323,810	117,937	128,191	4,173	(134,993)	321,181
Accumulated earnings (deficit)	(452,222)	239,686	266,488	22,745	–	(162,989)
Other	3,657	(8,442)	(8,211)	5,863	–	1,309
Total shareholders' equity	(124,596)	349,181	386,468	32,781	(134,993)	159,660
	$ 210,931	$ 179,503	$ 200,165	$ 31,058	$(137,672)	$ 304,482

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Consolidating Condensed Balance Sheets (Unaudited)
December 31, 2003

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
ASSETS						
Cash and cash equivalents	$ 2,450	$ 510	$ 3,202	$ 2,901	$ –	$ 8,553
Restricted cash	455	–	–	–	–	455
Trade accounts receivable, net	–	28,424	30,944	6,330	–	37,274
Inventories	–	10,221	10,262	11,999	–	22,261
Assets of discontinued operation sold	–	–	36,609	–	–	36,609
Other current assets	35,992	2,376	2,789	397	–	39,178
Total current assets	38,897	41,531	83,806	21,627	–	144,330
Property and equipment, net	2,413	9,679	16,042	773	–	19,228
Intangible assets, net	–	120,900	130,687	4,578	–	135,265
Investment in subsidiaries	135,202	–	–	–	(135,202)	–
Deferred income taxes	26,522	–	2	–	–	26,524
Other assets	9,919	162	217	–	(2,001)	8,135
	$ 212,953	$ 172,272	$ 230,754	$ 26,978	$(137,203)	$ 333,482
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current installments of long-term debt	$ 740	$ 35	$ 63	$ –	$ –	$ 803
Other current liabilities	30,003	28,835	39,288	13,025	–	82,316
Total current liabilities	30,743	28,870	39,351	13,025	–	83,119
Long-term debt, excluding current installments	120,912	25	93	2,001	(2,001)	121,005
Intercompany	154,382	(183,566)	(137,849)	(16,533)	–	–
Other long-term liabilities	4,776	855	1,035	–	–	5,811
Total liabilities	310,813	(153,816)	(97,370)	(1,507)	(2,001)	209,935
Shareholders' equity:						
Common stock	153	–	–	–	–	153
Additional paid-in capital	315,679	118,205	127,992	4,578	(135,202)	313,047
Accumulated earnings (deficit)	(417,283)	216,325	208,342	18,886	–	(190,055)
Other	3,591	(8,442)	(8,210)	5,021	–	402
Total shareholders' equity	(97,860)	326,088	328,124	28,485	(135,202)	123,547
	$ 212,953	$ 172,272	$ 230,754	$ 26,978	$(137,203)	$ 333,482

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Consolidating Condensed Statements of Operations (Unaudited)
For the Year Ended December 31, 2004

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$189,330	$222,925	$71,481	$(24)	$294,382
Cost of revenues	–	100,927	114,092	55,677	(24)	169,745
Selling and administrative expenses	28,383	45,844	58,409	9,106	–	95,898
Provision for doubtful accounts	–	2,326	2,424	126	–	2,550
Operating earnings (loss) from continuing operations	(28,383)	40,233	48,000	6,572	–	26,189
Interest income (expense), net	(9,643)	(4)	13	(163)	–	(9,793)
Other income (expense), net	(22,318)	118	115	256		(21,947)
Earnings (loss) from continuing operations before income taxes	(60,344)	40,347	48,128	6,665	–	(5,551)
Income tax benefit (expense)	25,405	(16,986)	(20,262)	(2,806)	–	2,337
Earnings (loss) from continuing operations	(34,939)	23,361	27,866	3,859	–	(3,214)
Earnings from discontinued operations	–	–	30,280	–	–	30,280
Net earnings (loss)	$(34,939)	$ 23,361	$ 58,146	$ 3,859	$ –	$ 27,066

Consolidating Condensed Statements of Operations (Unaudited)
For the Year Ended December 31, 2003

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$180,339	$192,630	$59,751	$(58)	$252,323
Cost of revenues	–	93,633	101,594	46,531	(58)	148,067
Selling and administrative expenses	21,550	43,168	49,330	7,356	–	78,236
Provision for doubtful accounts	–	3,214	3,383	30	–	3,413
Operating earnings (loss) from continuing operations	(21,550)	40,324	38,323	5,834	–	22,607
Interest income (expense), net	(13,569)	(3)	63	(336)	–	(13,842)
Other income (expense), net	1,394	(44)	(44)	116	–	1,466
Earnings (loss) from continuing operations before income taxes	(33,725)	40,277	38,342	5,614	–	10,231
Income tax benefit (expense)	13,914	(16,617)	(15,819)	(2,316)	–	(4,221)
Earnings (loss) from continuing operations	(19,811)	23,660	22,523	3,298	–	6,010
Earnings from discontinued operations	–	–	1,296	–	–	1,296
Net earnings (loss)	$(19,811)	$ 23,660	$ 23,819	$ 3,298	$ –	$ 7,306

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Consolidating Condensed Statements of Operations (Unaudited)
For the Year Ended December 31, 2002

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$162,564	$166,643	$46,031	$(62)	$212,612
Cost of revenues	–	84,357	88,467	36,784	(62)	125,189
Selling and administrative expenses	37,152	37,216	41,716	5,670	–	84,538
Provision for doubtful accounts	–	5,367	5,554	–	–	5,554
Operating earnings (loss) from continuing operations	(37,152)	35,624	30,906	3,577	–	(2,669)
Interest income (expense), net	(13,251)	6	(4)	(369)	–	(13,624)
Other expense, net	(1,048)	(68)	(2,038)	(74)	–	(3,160)
Earnings (loss) from continuing operations before income taxes	(51,451)	35,562	28,864	3,134	–	(19,453)
Income tax benefit (expense)	11,672	(8,067)	(6,548)	(711)	–	4,413
Earnings (loss) from continuing operations	(39,779)	27,495	22,316	2,423	–	(15,040)
Loss from discontinued operations	–	–	(1,286)	–	–	(1,286)
Net earnings (loss)	$(39,779)	$ 27,495	$ 21,030	$ 2,423	$ –	$ (16,326)

Consolidating Condensed Statements of Cash Flows (Unaudited)
For the Year Ended December 31, 2004

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Consolidated
Cash Flows from Operating Activities:					
Net cash provided by (used in) continuing operations	$ (30,049)	$14,488	$ 38,773	$(3,061)	$ 5,663
Net cash provided by discontinued operations	–	–	3,640	–	3,640
Net cash provided by (used in) operating activities	(30,049)	14,488	42,413	(3,061)	9,303
Cash Flows from Investing Activities:					
Purchases of property and equipment	(5,560)	(3,249)	(3,679)	(470)	(9,709)
Purchases of property and equipment, discontinued operations	–	–	(456)	–	(456)
Proceeds from disposition of business, net	101,055	–	–	–	101,055
Payment of acquisition obligation	(20,480)	–	–	–	(20,480)
Increase in restricted cash	(368)	(3,000)	(3,000)	–	(3,368)
Net proceeds from investments	927	–	–	–	927
Acquisition of businesses, net of cash acquired	–	–	(200)	–	(200)
Net cash provided by (used in) investing activities	75,574	(6,249)	(7,335)	(470)	67,769
Cash Flows from Financing Activities:					
Proceeds from issuance of convertible senior debt, net	83,210	–	–	–	83,210
Proceeds from issuance of debt	2,446	–	–	–	2,446
Net repayment for the retirement of 11% Senior Notes	(136,518)	–	–	–	(136,518)
Principal repayments of long-term debt	(2,440)	(35)	(35)	–	(2,475)
Net repayments under credit agreements	(2,418)	–	–	–	(2,418)
Proceeds from issuance of common stock	6,608	–	–	–	6,608
Net cash used in financing activities	(49,112)	(35)	(35)	–	(49,147)
Effect of exchange rate changes on cash and cash equivalents	–	–	–	907	907
Net change in intercompany balances	35,713	(8,115)	(37,507)	1,794	–
Net increase (decrease) in cash and cash equivalents	32,126	89	(2,464)	(830)	28,832
Cash and cash equivalents at beginning of year	2,450	510	3,202	2,901	8,553
Cash and cash equivalents at end of year	$ 34,576	$ 599	$ 738	$ 2,071	$ 37,385

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Consolidating Condensed Statements of Cash Flows (Unaudited)
For the Year Ended December 31, 2003

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Consolidated
Cash Flows from Operating Activities:					
Net cash provided by (used in) continuing operations	$(15,217)	$ 35,495	$ 28,134	$ 2,620	$ 15,537
Net cash used in discontinued operations	–	–	(3,394)	–	(3,394)
Net cash provided by (used in) operating activities	(15,217)	35,495	24,740	2,620	12,143
Cash Flows from Investing Activities:					
Purchases of property and equipment	(3,706)	(3,895)	(3,955)	(429)	(8,090)
Purchases of property and equipment, discontinued operations	–	–	(3,422)	–	(3,422)
Increase in restricted cash	(455)	–	–	–	(455)
Net purchases of investments	(927)	–	–	–	(927)
Acquisition of businesses, net of cash acquired	–	–	(603)	–	(603)
Proceed from sales of short-term investments	–	–	154	–	154
Net cash used in investing activities	(5,088)	(3,895)	(7,826)	(429)	(13,343)
Cash Flows from Financing Activities:					
Proceeds from issuance of debt	1,919	–	–	–	1,919
Principal repayments of long-term debt	32	(12)	(40)	(1,965)	(1,973)
Net proceeds under credit agreements	2,418	–	–	–	2,418
Proceeds from issuance of common stock	816	–	–	–	816
Net cash provided by (used in) financing activities	5,185	(12)	(40)	(1,965)	3,180
Effect of exchange rate changes on cash and cash equivalents	–	–	–	1,073	1,073
Net change in intercompany balances	15,920	(31,444)	(16,021)	101	–
Net increase in cash and cash equivalents	800	144	853	1,400	3,053
Cash and cash equivalents at beginning of year	1,650	366	2,349	1,501	5,500
Cash and cash equivalents at end of year	$ 2,450	$ 510	$ 3,202	$ 2,901	$ 8,553

AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Consolidating Condensed Statements of Cash Flows (Unaudited)
For the Year Ended December 31, 2002

	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries for 4.875% Convertible Notes[a]	Guarantor Domestic Subsidiaries for 11% Senior Notes[b]	Non-Guarantor Foreign Subsidiaries	Consolidated
Cash Flows from Operating Activities:					
Net cash provided by (used in) continuing operations	$(5,864)	$ 41,363	$ 21,963	$ 7,124	$ 23,223
Net cash used in discontinued operations	–	–	(2,701)	–	(2,701)
Net cash provided by (used in) operating activities	(5,864)	41,363	19,262	7,124	20,522
Cash Flows from Investing Activities:					
Purchases of property and equipment	(5,211)	(3,944)	(4,368)	(364)	(9,943)
Purchases of property and equipment, discontinued operations	–	–	(6,157)	–	(6,157)
Acquisition of businesses, net of cash acquired	–	–	(3,526)	–	(3,526)
Net cash used in investing activities	(5,211)	(3,944)	(14,051)	(364)	(19,626)
Cash Flows from Financing Activities:					
Proceeds from issuance of debt	1,462	–	–	–	1,462
Principal repayments of long-term debt	572	(12)	(16)	(2,573)	(2,017)
Proceeds from issuance of common stock	1,858	–	–	–	1,858
Net cash provided by (used in) financing activities	3,892	(12)	(16)	(2,573)	1,303
Effect of exchange rate changes on cash and cash equivalents	–	–	–	1,318	1,318
Net change in intercompany balances	7,967	(37,554)	(3,834)	(4,133)	–
Net increase (decrease) in cash and cash equivalents	784	(147)	1,361	1,372	3,517
Cash and cash equivalents at beginning of year	866	513	988	129	1,983
Cash and cash equivalents at end of year	$ 1,650	$ 366	$ 2,349	$ 1,501	$ 5,500

[a] The guarantor domestic subsidiaries of these convertible notes are also guarantors of the 11% Senior Notes.

[b] *Includes the financial information for the guarantor domestic subsidiaries of the 4.875% convertible notes in the preceding column.*

NOTE 13: SUBSEQUENT EVENTS

In December 2004, the Company's Board of Directors approved a three-for-two stock split (in the form of a stock dividend) of the Company's common stock. The additional shares were distributed on February 4, 2005 to shareholders of record as of the close of business on January 19, 2005. Accordingly, all amounts for common stock, additional paid-in capital, number of shares, except shares authorized, and per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

On March 9, 2005, the Company announced the signing of a definitive agreement to acquire the business of Miavita LLC, a leading provider of on-line health and wellness solutions, for approximately $5,000 in cash with potential additional amounts to be paid under earnout arrangements. The acquisition is expected to be completed on April 1, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders
Matria Healthcare, Inc.:

We have audited the accompanying consolidated balance sheets of Matria Healthcare, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive earnings (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matria Healthcare, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Matria Healthcare, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.



KPMG LLP
Atlanta, Georgia
March 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROLS

The Board of Directors and Shareholders
Matria Healthcare, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Matria Healthcare, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Matria Healthcare, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Matria Healthcare, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Matria Healthcare, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive earnings (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 14, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
Atlanta, Georgia
March 14, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Matria Healthcare, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control - Integrated Framework.*

Based on our assessment management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by KPMG LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. KPMG LLP's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 60 hereof.

Parker H. Petit Chairman of the Board and Chief Executive Officer	Stephen M. Mengert Vice President, Finance and Chief Financial Officer

DIRECTORS AND OFFICERS

DIRECTORS

Parker H. Petit
Chairman of the Board
and Chief Executive Officer
Matria Healthcare, Inc.

Joseph G. Bleser
Financial Consultant
formerly Chief Financial Officer
(Healthcare and Technology)

Frederick E. Cooper
Chairman, Cooper Capital, LLC
formerly President and Vice Chairman
Flowers Industries, Inc.
(Food Products)

Guy W. Millner
Chairman, AssuranceAmerica Corp.
(Insurance)
Founder and formerly Chairman
Norrell Services
(Business Services)

The Honorable Carl E. Sanders
Chairman
Troutman Sanders, LLP
(Law Firm)

Thomas S. Stribling
President and Chief Executive Officer
Therics, Inc.
(Orthobiologic Products)

Donald W. Weber
Private Investor,
formerly President and Chief Executive Officer
Contel Corporation
(Telecommunications)

Morris S. Weeden
Retired Vice Chairman
Morton Thiokol Corporation
(Chemicals)

Wayne P. Yetter
President and Chief Executive Officer
Odyssey Pharmaceuticals, Inc.
(Specialty Pharmaceuticals)

Frederick P. Zuspan, M.D.
Professor and Chairman Emeritus
Obstetrics and Gynecology
The Ohio State University

OFFICERS

Parker H. Petit
Chairman of the Board
and Chief Executive Officer

Thomas S. Hall
President and Chief Operating Officer

Thornton A. Kuntz, Jr.
Vice President, Administration

Roberta L. McCaw
Vice President, Legal, General Counsel
and Secretary

Stephen M. Mengert
Vice President, Finance and Chief Financial Officer

Yvonne V. Scoggins
Vice President, Corporate Finance

CORPORATE INFORMATION

FORM 10-K

Matria Healthcare's 2004 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders. Contact Roberta L. McCaw at corporate headquarters to obtain a copy of this report.

CORPORATE HEADQUARTERS

Corporate headquarters are located at 1850 Parkway Place, Marietta, Georgia 30067. The telephone number is (770) 767-4500.

TRANSFER AGENT & REGISTRAR

SunTrust Bank
P.O. Box 4625
Atlanta, Georgia 30302-9890
Change of address notification should be sent to this address and include old and new address and social security number.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Matria's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market ("NASDAQ") under the symbol "MATR." Price quotations and trading volume are provided in most daily newspapers under the abbreviation MATRIA-HLTCR. The approximate number of stockholders of the Company as of March 1, 2005 was 1,750 record holders and 5,500 street holders.

Matria has not paid any cash dividends with respect to its common stock and does not intend to declare any dividends in the near future. The Company is a party to a Loan and Security Agreement and an Indenture, each of which contains covenants restricting the payment of dividends on and repurchases of the Company's common stock.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices of Matria common stock as quoted on NASDAQ from January 1, 2003 through December 31, 2004 (as adjusted to reflect the three-for-two stock split effected on February 4, 2005):

	2004		2003	
Quarter	Low	High	Low	High
First	$ 14.25	$21.17	$ 4.47	$ 7.50
Second	11.93	17.35	6.50	11.83
Third	15.33	19.73	9.61	14.96
Fourth	18.09	26.43	10.65	14.67

REFERENCES

(1) The quotes from public figures included in this annual report originally appeared in the following publications:

Secretary Tommy G. Thompson, "HHS To Present Plan on Transforming Health Care Through Information Technology at National Conference July 21," *United States Department of Health and Human Services,* news release dated June 25, 2004.

David J. Brailer, M.D., "Thompson Launches Decade of Health Information Technology," *United States Department of Health and Human Services,* news release dated July 21, 2004.

Newt Gingrich, "Power to the People *Newt's Battle Cry,*" *Managed Care,* February 2005, p 24.

President George W. Bush, "Power to the People *Newt's Battle Cry,*" *Managed Care,* February 2005, p 24.

No endorsement, sponsorship or affiliation between the quoted individual and Matria Healthcare, Inc. exists or is intended to be implied by the use of these quotes.



MATRIA HEALTHCARE, INC.
THE HEALTH ENHANCEMENT COMPANY
1850 PARKWAY PLACE | MARIETTA, GEORGIA 30067 770.767.4500 www.matria.com